Exhibit 99.1

August 27, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – First Quarter 2013 Financial Report

Below please find the Company’s Second Quarter 2013 Financial Report as originally filed in Israel on August 27, 2013, translated into English.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Financial Reports as of June 30, 2013

Directors’ Report on the State of the Company’s Affairs

Update to the Description of the Company’s Business

Condensed Interim Consolidated Financial Statements

Separate Financial Statements of the Company

Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C (a)

Financial Statements of Equity-Accounted Investee

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended June 30, 2013

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended June 30, 2013 (the “Reporting Period”):

1.	The Company and its Operations

1.1.	Introduction

The Company, through its investees1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector in urban growth regions. In addition, the Group operates in the medical office buildings sector in the U.S., as well as in development and construction of primarily residential projects in Israel and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trade on the Tel Aviv Stock Exchange Ltd (“TASE” or the “TA Stock Exchange”) and on the New York Stock Exchange (“NYSE”), under the ticker symbol “GZT”.

The Company’s policy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of its property, together with the implementation of this policy, will increase the return for shareholders.

1.2.	Group Properties

As of June 30, 2013 (the “Reporting Date”), the Group owns and manages 592 properties, as follows:

•	569 shopping centers and medical office buildings of various sizes

•	10 shopping centers under development

•	13 other properties

The above properties have a gross leasable area (“G.L.A.”) of 6.7 million square meters. The properties are presented in the Company’s books at their fair value of NIS 56.6 billion (NIS 75.5 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of partly-owned properties managed by the Group) and generate gross annual rental income (based on gross annual rents from owned properties and based on currency exchange rates as of June 30, 2013) of NIS 4.9 billion (NIS 6.7 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the rental income from the partly-owned properties managed by the Group).

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

In the U.S., the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of June 30, 2013, the Company owns 45.3% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida and Atlanta, and in the northeastern United States, mainly in the area of New York State, in Boston, Massachusetts and in Connecticut, and on the West Coast of the U.S., mainly in California. EQY owns1 149 income-producing properties (141 shopping centers and 8 other properties), with a total G.L.A. of 1.8 million square meters, as well as one shopping center under development. In addition, EQY partly owns, through joint ventures (10%/20%), and manages 12 shopping centers and another income-producing property in the U.S., with a total G.L.A. of 177 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector and owns 16 medical office buildings in the U.S., with a total G.L.A. of 136 thousand square meters.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the Toronto Stock Exchange (“TSX”). As of June 30, 2013, the Company holds 45.4% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns1 160 shopping centers in Canada, with a total G.L.A. of 2.2 million square meters and 4 shopping centers under development.

In Brazil, the Company operates through Gazit Brazil Ltda. (“Gazit Brazil”) (100%), which is engaged in the acquisition, development, and management of shopping centers in Brazil. As of June 30, 2013, Gazit Brazil owns 4 commercial income-producing properties with a G.L.A. of 31 thousand square meters and one commercial property designated for development.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of June 30, 2013, the Company owns 49.3% of CTY’s share capital. CTY operates in Finland, Sweden, Estonia, Lithuania and Denmark and owns1 75 shopping centers and other retail properties of various sizes, with a total G.L.A. of 1.1 million square meters and one shopping center under development.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”) – a jointly controlled company that is presented according to the equity method and listed on the Vienna Stock Exchange and on the NYSE Euronext Stock Exchange, Amsterdam. As of June 30, 2013, the Company owns 34.4%2 of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns 156 income-producing shopping centers and other retail properties of various sizes, with a total G.L.A. of 1.2 million square meters. It also has one property under development and 35 plots of lands for future development.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of June 30, 2013, Gazit Germany owns 6 shopping centers and one other income-producing property, with a total G.L.A. of 101 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (75%), which is engaged in the acquisition, development and management of shopping centers, and owns 10 income-producing shopping centers, in Israel, with a total G.L.A. of 126 thousand square meters and has two properties under development, as well as lands for future development. Gazit Development is also active in Bulgaria and Macedonia, through subsidiaries (“Gazit Development (Bulgaria)”), where it owns a shopping center with a G.L.A. of 7 thousand square meters and lands for future development. For the issuance of rights by Gazit Development and the exercise thereof by the Company, subsequent to the Reporting Date, refer to Note 5.d to the financial statements.

[1]	Includes jointly controlled properties.
[2]

The Company has a shareholders’ agreement with CPI, a real estate fund that is managed by a corporation that is part of the Apollo Global Real Estate Management L.P. (“CPI”) Group, that holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR.

In addition, Gazit Development also holds, through subsidiaries, 73.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group is primarily engaged (including through U. Dori Construction Ltd., which is also a public company listed on the TA Stock Exchange) in development and construction of primarily residential projects in Israel and Eastern Europe. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which is involved in the construction of a private power station in Ashkelon, located in the southern coastal region of Israel.

The Regions (marked ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including updated presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s Internet website – www.gazit-globe.com, and the Internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

1.3.	Effects of the Financial Crisis and the Volatility in the International Capital Markets

The implications of the economic crisis that began in 2007 on the markets in which the Group operates have already caused, inter alia, a certain but not material amount of adverse effect on cash flows from the Group’s properties and an increase in cash flow capitalization rates. These factors resulted in the fair value of the Group’s properties depreciating in 2008 and 2009. During 2010 and at the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. This notwithstanding, there has recently been greater volatility and uncertainty in the global financial markets, with this apparently stemming from the economic disquiet and concerns in Europe. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, on the price of European companies’ shares (that have been trading for a long period at below their Net Asset value).

As of June 30, 2013, the Company is reporting stability in occupancy rates and an increase in average rental rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak, particularly in Europe, of the global financial crisis referred to above could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows and/or a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessment regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position is not certain nor is it under the Company’s control; it therefore constitutes forward-looking statements. This assessment is based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessment is based to a material extent on its present expectations and assessment with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessment will indeed be realized, since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

1.4.	Highlights – Second Quarter of 2013 (“the quarter”)

(NIS in millions, other than per share data)	For the 3 months ended June 30
	2013	2012	Change
Rental income	1,286	1,268	1%
NOI[1]	865	865	—
Proportionately consolidated NOI[2]	520	539	(4%)
FFO[3]	142	138	3%
FFO[3] per share (NIS)	0.85	0.84	1%
Investments in investment property and investment property under development[4]	862	1,836	—
Disposal of investment property and investment property under development	1,013	554	—
Fair value gain from investment property and investment property under development	214	718	—
Net income attributable to equity holders of the Company	60	288	—
Diluted earnings per share (NIS)	0.33	1.70	—
Cash flows from operating activities	87	283	—
Net interest-bearing debt to total assets	55.0%	57.5%
Equity attributable to equity holders of the Company	7,988	7,906	—
Equity per share attributable to equity holders of the Company (NIS)	45.4	48.0	—
Net asset value per share (EPRA NAV5) (NIS)	52.3	56.2	—
EPRA NNNAV[5] per share (NIS)	42.5	45.6	—

•

As of June 30, 2013, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 9.7 billion (NIS 3.0 billion with the Company and wholly-owned subsidiaries). In addition, as of June 30, 2013, a jointly controlled company that is presented according to the equity method had cash balances amounting to NIS 2.5 billion.

•

During the second quarter of 2013, Group companies issued debt by way of debentures and convertible debentures in a total amount of NIS 3.9 billion. In addition, a jointly controlled company that is presented using the equity method issued debt by way of debentures in a total amount of EUR 350 million (NIS 1.7 billion).

•	During the second quarter of 2013, Group companies issued equity in a total amount of NIS 524 million.

•

As a result of changes in the currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the second quarter of 2013 by the amount of NIS 148 million (including the effect of cross-currency swap transactions).

[1]	NOI – (“Net Operating Income”) Rental income, net of property operating expenses.
[2]	The Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
[3]

The FFO (“Funds From Operations”) is presented according to the management approach and in accordance with the EPRA guidance. For FFO data and the way in which it is calculated, refer to section 2.2 below.

[4]	The Company and its subsidiaries.
[5]	Refer to section 2.4 below.

1.5.	Highlights – First Six Months of 2013 (the “Reporting Period”)

(NIS in millions, other than per share data)	For the 6 months ended June 30
	2013	2012	Change
Rental income	2,626	2,527	4%
NOI[1]	1,748	1,705	3%
FFO[2]	291	272	7%
FFO[2] per share (NIS)	1.75	1.65	6%
Investments in investment property and investment property under development[3]	1,490	2,851	—
Disposal of investment property and investment property under development	1,624	937
Fair value gain from investment property and investment property under development	391	1,031	—
Net income attributable to equity holders of the Company	405	546	—
Diluted earnings per share (NIS)	2.41	3.24	—
Cash flows from operating activities	159	395	—

•

During the Reporting Period, Group companies issued debt by way of debentures and convertible debentures in a total amount of NIS 5.0 billion. In addition, a jointly controlled company that is presented using the equity method issued debt by way of debentures in a total amount of EUR 350 million (NIS 1.7 billion).

•	During the Reporting Period, Group companies issued equity in a total amount of NIS 1 billion.

•

As a result of changes in the currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the second quarter of 2013 by the amount of NIS 465 million (including the effect of cross-currency swap transactions).

[1]	NOI – (“Net Operating Income”) Rental income, net of property operating expenses.
[2]

The FFO (“Funds From Operations”) is presented according to the management approach and in accordance with the EPRA guidance. For FFO data and the way in which it is calculated, refer to section 2.2 below.

[3]	The Company and its subsidiaries.

1.6.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of June 30, 2013):

First Capital Reality (FCR)
45.4%
Canada
Equity One (EQY)
45.3%
ProMed Properties
100%
USA
Gazit Brazil
100%
Brazil
GAZIT-GLOBE
Citycon (CTY)
49.3%
Atrium European Real Estate (ATR)
[1]34.4%
Europe
Gazit Germany
100%
Gazit Development
(Bulgaria and macedonia)
100%
Gazit Globe Israel (Development)
75.0%
Israel
73.9%
U.Dori Group

[1]	A company jointly controlled together with CPI, which holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR as of June 30, 2013.

1.7.	Breakdown of Net Operating Income (“NOI”), According to the Company’s Operating Regions[1]:

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of June 30, 2013:

Name of company	Type of security/ property	Holding (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of June 30, 2013 (NIS in millions)
EQY	Shares (NYSE)	53.2	45.3	2,773	4,355
FCR	Shares (TSX)	94.3	45.4	5,174	5,807
CTY	Shares (OMX)	217.6	49.3	2,837	2,454
ATR	Shares (VSX, Euronext)	128.9	34.4	3,693	2,434
Dori Group[1]	Shares (TASE)	75.1	55.4	142	145
Europe	Income-producing property	—	—	909	—
Europe[2]	Property under development and lands	—	—	179	—
ProMed	Income-producing property	—	—	1,987	—
Brazil	Income-producing property and property under development	—	—	507	—
Israel[2]	Income-producing property	—	—	1,789	—
Israel[2]	Property under development and lands	—	—	170	—

Total		—	—	20,160	—

[1]	Represents an effective indirect holding in Dori Group.
[2]	Presented according to the proportionate consolidation method (75%).

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded stand-alone basis”) as of June 30, 2013:

NIS in millions
Debentures	[1]10,456
Debts to financial institutions	3,700

Total debentures and debts to financial institutions(*)	14,156
Other monetary liabilities	360
Other liabilities	324

Total liabilities	14,840
Less – monetary assets	2,272
Less – other investments[2]	396

Liabilities, net	12,172

(*)	Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[3]	Banks	Mortgages	Total	%
2013	325	49	22	396	3
2014	276	[4]174	601	1,051	7
2015	987	938	276	2,201	16
2016	978	360	26	1,364	10
2017	771	206	67	1,044	7
2018	1,356	150	315	1,821	13
2019	1,530	—	109	1,639	12
2020	1,139	—	20	1,159	8
2021	997	—	22	1,019	7
2022	809	—	232	1,041	7
2023 and after	1,288	—	133	1,421	10

Total	10,456	1,877	1,823	14,156	100

[1]	Excludes an asset of NIS 1,209 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the financial assets.
[2]	Comprised primarily of the investment in private funds’ units.
[3]	Includes a private, unsecured loan from an institutional investor in the amount of NIS 277 million
[4]	Includes a two-year credit facility in the amount of U.S.$ 50 million that was signed during 2012 with a foreign bank.

2.2.	FFO (EPRA Earnings)

As is the practice in the U.S. and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to and without derogating from the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles. In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations), gains or losses on sale of properties, depreciation and amortization and other kinds of gains and losses.

In the U.S., where financial statements are usually prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after excluding income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

The measure represents the accounting net income for the period, after excluding one-time revenues and expenses (including gains or losses on the revaluation of properties), the sale of properties, depreciation and amortization and other types of profit. This measure is customarily used to review the performance of income-producing property companies. The adjustments that have to be made to the accounting income are presented in the table below.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

In addition, as clarified in the guidelines of the Israel Securities Authority, FFO does not constitute a financial measure based on generally accepted accounting principles.

The table below presents the calculation of the Company’s FFO, computed according to the rules of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 6 months ended June 30		For the 3 months ended June 30		For the year ended December 31
	2013	2012	2013	2012	2012
NIS in millions (other than per share data)	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	405	546	60	288	957
Adjustments:
Fair value gain from investment property and investment property under development, net	(391)	(1,031)	(214)	(718)	(1,913)
Capital loss on sale of investment property and investment property under development	40	13	24	10	5
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit or loss	(247)	35	(57)	13	(36)
Adjustments with respect to equity-accounted investees	4	(47)	6	(48)	(43)
Loss from decrease in interest in investees	10	1	10	—	4
Deferred taxes and current taxes with respect to disposal of properties	111	333	47	206	668
Gain from bargain purchase	—	(119)	—	(37)	(134)
Acquisition costs recognized in profit or loss	3	6	—	3	26
Loss from early redemption of interest-bearing liabilities and financial derivatives	144	2	141	—	147
Non-controlling interests’ share in above adjustments	107	401	45	287	685

Nominal FFO	186	140	62	4	366

Additional adjustments:
CPI and exchange rates linkage differences	56	83	53	81	94
Depreciation and amortization	8	8	4	5	16
Adjustments with respect to equity-accounted investees	19	14	8	34	2
Other adjustments[1]	22	27	15	14	55

FFO according to the management approach	291	272	142	138	533

Basic FFO according to the management approach per share (in NIS)	1.75	1.65	0.85	0.84	3.23

Diluted FFO according to the management approach per share (in NIS)	1.75	1.65	0.85	0.84	3.23

Number of shares used in the basic FFO calculation[2] (in thousands)	166,315	164,831	167,296	164,840	164,912

Number of shares used in the diluted FFO calculation (in thousands)	166,549	165,099	167,544	165,124	165,016

[1]

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include expenses from extra-ordinary legal proceedings not related to the reporting periods, expenses arising from one-time payments relating to the termination of engagements with senior Group officers and also income and expenses from operations not related to income-producing property.

[2]	Number of issued shares (weighted average for the period)

2.3.	Additional information is presented below concerning the Company’s share in the income-producing properties owned by the Group as of June 30, 2013, based on capitalization of net operating income (“NOI”) methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended June 30		For the year ended December 31
	2013	2012	2012
	NIS in millions
Rental income	1,286	1,268	5,249
Property operating expenses	421	403	1,705

NOI for the period	865	865	3,544
Less – minority’s share in NOI	(425)	(416)	(1,715)
Add – Company’s share in NOI of jointly controlled companies[1]	80	90	333

NOI for the period – the Group’s proportionate share	520	539	2,162

NOI for the year	[2]2,080	[2]2,156	2,162

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the second quarter of 2013:

Cap Rate:	6.50%	7.00%	7.50%	8.00%

Value of income-producing property (NIS in millions)[3]	32,026	29,739	27,756	26,021

New properties, properties under development and lands, which have not yet come on line and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of June 30, 2013, amounted to NIS 2,275 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of June 30, 2013, amounted to NIS 23,198 million.

[1]	Company’s which are presented according to the equity method.
[2]	Calculated by multiplying the NOI for the quarter by four.
[3]	Calculated as the results of dividing the NOI by the cap rate.

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA guidance, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of the fair value of derivatives and deferred taxes with respect to the revaluation of assets to their fair value; the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial instruments of the kind referred to above and for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s results to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the recommendations of EPRA. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of June 30		As of December 31
	2013	2012	2012
	NIS in millions (other than per share data)
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	7,988	7,906	7,849
Fair value asset adjustment for derivatives, net	(1,083)	(755)	(738)
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority’s share)	2,040	1,827	2,048
Adjustments with respect to equity-accounted investees	255	282	235

Net asset value – EPRA NAV	9,200	9,260	9,394

EPRA NAV per share (in NIS)	52.3	56.2	56.9

EPRA NNNAV
EPRA NAV	9,200	9,260	9,394
Fair value asset adjustment for derivatives, net	1,083	755	738
Adjustments of financial liabilities to fair value	(1,426)	(1,068)	(1,495)
Other adjustments to provision for deferred taxes[1]	(1,112)	(1,127)	(1,059)
Adjustments with respect to equity-accounted investees	(266)	(306)	(254)

“Adjusted” net asset value—EPRA NNNAV	7,479	7,514	7,324

EPRA NNNAV per share (in NIS)	42.5	45.6	44.3

Issued share capital of the Company[2] (in thousands) used in the calculation	175,785	164,829	165,247

[1]

This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in territories where, upon disposing of property, the Group customarily defers the payment of the capital gains tax.

[2]	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company.

3.	Explanations of the Board of Directors for the Corporation’s Business Position, its Operating Results, its Equity and its Cash Flows

3.1	General

In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various existing properties totaled NIS 1,490 million and investments in the shares of the Group’s investees (mainly asset entities) totaled NIS 865 million. The effect of these investments on the operating results of the Group will be reflected during the rest of 2013 and thereafter.

Property activities

1)	In the Reporting Period, the Group acquired 4 income-producing properties, with a total G.L.A. of 36 thousand square meters, and lands for future development, at a total cost of NIS 664 million. In addition, the Group has developed new properties and redeveloped existing properties at a total cost of NIS 826 million. In addition, CTY closed the acquisition of the Kista Galleria shopping center, located in Stockholm, Sweden, through a joint venture (50%) with a third party for a total consideration of EUR 530 million (NIS 2.5 billion) (for additional details, refer to Note 3.c.2 to the financial statements). In addition, the Group sold non-core properties totaling NIS 1.6 billion.

2)	Highlights of operational data:

	Income- producing	G.L.A. (in thousands of square	Average basic monthly rent per square meter				Change in same property	Occupancy rate in core properties		Net debt to
	properties[1]	meters)	30.6.2013		30.6.2012		NOI (*)	30.6.2013	30.6.2012	total assets
EQY	149	1,770	U.S.$	13.8	U.S.	12.7	3.1%	91.5%	91.8%	36.4%
FCR	160	2,189	C$	15.9	C$	15.5	3.2%	95.2%	95.7%	40.9%
CTY	75	1,077	EUR	21.5	EUR	20.4	4.8%	94.8%	95.6%	50.6%
ATR	156	1,246	EUR	11.9	EUR	11.8	3.6%	97.3%	97.2%	12.1%

(*)	Change in same property NOI in the Reporting Period, compared to the corresponding period last year.

[1]	Includes jointly controlled properties.

3)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of June 30, 2013 (NIS in millions)	Cost to complete (NIS in millions)	Area under development (square meters in thousands)
FCR	4	839	144	78
EQY	1	49	142	11
CTY	1	108	226	34
ATR	1	331	186	75
Gazit Development	2	64	96	12
Gazit Brazil	1	122	[1] —	[1] —

	10	1,513	794	210

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of June 30 (NIS in millions)	Cost to complete (NIS in millions)	Area under redevelopment and expansion (square meters in thousands)
FCR	20	1,301	150	117
EQY	10	97	123	43
CTY	1	44	371	27

	31	1,442	644	187

[1]	The project is in the planning stage that has not yet been completed and has yet to be approved by the authorized organs of the Company.

3.2	Material events during the Reporting Period

Equity issuances

A.	For details regarding a rights issuance by CTY in an amount of EUR 200 million and the Company’s participation in this offering in an amount of EUR 98.1 million (NIS 472 million), refer to Note 3.a.1 to the financial statements.

B.	For details regarding an equity issuance by the Company by way of a shelf offering report for a net consideration of NIS 490 million, refer to Note 3.a.2 to the financial statements.

Financing activity

C.	For details regarding debt issuances by FCR in the amount of C$ 400 million by way of debentures and in the amount of C$ 57.5 million by way of convertible debentures, refer to Note 3.b to the financial statements.

D.	For details regarding a debt issuance by CTY in the amount of EUR 500 million by way of debentures, refer to Note 3.b.7 to the financial statements.

E.	For details regarding a debt issuance by ATR in the amount of EUR 350 million by way of debentures, refer to Note 3.b.4 to the financial statements.

F.	For details regarding a debt issuance by the Company in the amount of NIS 856 million by way of expansion of a listed series (Series K), refer to Note 3.b.6 to the financial statements.

G.	On May 10, 2013, S&P rating agency initially rated CTY at ‘A-3’ for the short-term and ‘BBB-’ for the long-term, both with a Stable Outlook.

H.	On May 16, 2013, Moody’s rating agency initially rated CTY at ‘Baa3’ with a Stable Outlook for the long-term.

I.	On May 13, 2013, S&P Maalot rating agency upgraded the credit rating of all the outstanding debenture series of the Company from ‘ilA+’ to ‘ilAA-’ (Israeli rating scale), with a Stable Outlook.

Other events

J.	For details regarding the acquisition by CTY of the Kista Galleria shopping center, located in Stockholm, Sweden, through a joint venture (50%), refer to Note 3.c.2 to the financial statements.

K.	For details regarding the acquisition in the Reporting Period of 2.1 million CTY shares by the Company for a consideration of NIS 25 million, refer to Note 3.c.1 to the financial statements.

L.	For details regarding the Company’s sale of its 50% interest in a senior housing facility and its 60% interest in land owned through Royal Senior Care to its partner in these properties, refer to Note 3.c.3 to the financial statements.

M.	For details regarding a shareholders agreement entered into in the Reporting Period by Mr. Chaim Katzman, the Chairman of the Board of Directors and the Company’s controlling shareholder (together with a private company under his control), with Mr. Dori Segal, the Executive Vice Chairman of the Board of Directors and a director and a shareholder of Norstar, and his wife, Ms. Erika Ottosson, a shareholder of Norstar, in connection with their holdings in Norstar and their becoming part of the controlling shareholders thereof, refer to Regulation 21.A in Chapter D of the Periodic Report for 2012.

N.	For details regarding a private issuance to employees and officers of share options, restricted share units (RSUs) and performance share units (PSUs), made in February 2013, refer to Note 3.c.6 to the financial statements.

3.3	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2012, the Company announced that the dividend to be declared in 2013 would not be less than NIS 0.43 per share per quarter (NIS 1.72 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2013 is shown in the graph below:

*	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2013 is applied as stated above.

3.4	Financial Position

Current assets

Current assets, as of June 30, 2013, total NIS 4.5 billion, compared to NIS 5.6 billion as of December 31, 2012. The decrease in current assets is due mainly to FCR’s disposal of properties that were presented as “Assets classified as held for sale” as of December 31, 2012.

Equity-accounted investees

Equity-accounted investees, as of June 30, 2013, total NIS 5,208 million and are comprised primarily of an investment in 128.9 million ATR shares in an amount of NIS 3,693 million, compared to NIS 4,713 million, comprised primarily of an investment in 128.9 million ATR shares in an amount of NIS 3,845 million, as of December 31, 2012. In addition, the balance includes investments in the books of CTY, FCR and EQY in income-producing properties owned through joint ventures, as well as an investment by Dori Group in Dorad Energy Ltd. and Ronson. The increase in equity-accounted investments in the Reporting Period is due primarily to the investment of CTY in a joint venture (50%) to acquire the Kista Galleria shopping center, located in Stockholm, Sweden, at a net cost of EUR 144 million (NIS 669 million) (for additional details, refer also to Note 3.c.2 to the financial statements). The aforesaid increase was partially offset by the devaluation of the currency exchange rate of the Euro against the New Israeli Shekel, which resulted in a decrease of NIS 0.2 billion.

Other investments, loans and receivables

Other investments, loans and receivables, as of June 30, 2013, totaled NIS 908 million, compared to NIS 713 million as of December 31, 2012, and are comprised primarily of long-term loans granted to partners and others, as well as deposits and other receivables.

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of June 30, 2013, financial derivatives amounted to NIS 1,134 million, compared to NIS 929 million as of December 31, 2012. The increase is due primarily to a revaluation of the financial derivatives to their fair value in the Reporting Period, which was mainly affected by the devaluation of the currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets) as of June 30, 2013, amounted to NIS 56.6 billion, compared to NIS 59.8 billion as of December 31, 2012.

The decrease in these balances in the Reporting Period is due primarily to the change in currency exchange rates (the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), that accounted for NIS 3.2 billion and the sale of investment property, which was not part of the Group’s core business, for a consideration of NIS 1.6 billion. The aforesaid decrease was partially offset by the acquisition of income-producing properties, development of new properties and redevelopment and expansion of existing properties at a total cost of NIS 1.5 billion and adjustments to the fair value of investment property and investment property under development of an additional NIS 0.4 billion.

Current liabilities

Current liabilities, as of June 30, 2013, totaled NIS 4.9 billion, compared to NIS 5.4 billion as of December 31, 2012; the balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.1 billion, compared to NIS 2.4 billion as of December 31, 2012. The decrease is due mainly to a decrease in current maturities of long term liabilities, which were repaid in the Reporting period. As of June 30, 2013, the Group had a negative working capital balance of NIS 442 million. The current assets of NIS 4.5 billion, the approved unutilized long-term credit facilities of NIS 7.6 billion, as well as the cash flows provided by operating activities, are together significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of June 30, 2013 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of June 30, 2013, totaled NIS 41.0 billion, compared to NIS 43.0 billion as of December 31, 2012. The decrease in non-current liabilities is due mainly to the change in the currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel, in the amount of NIS 1.7 billion.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of June 30, 2013, amounted to NIS 7,988 million, compared to NIS 7,849 million as of December 31, 2012. The increase in the Reporting Period is mainly due to equity issuance by the Company in the amount of NIS 490 million and net income for the Reporting Period attributable to the equity holders of the Company amounting to NIS 405 million. This increase was countered by a reduction in the capital reserves line-item of NIS 609 million (primarily with respect to foreign currency translation adjustments of foreign operations resulting from the devaluation of the currency exchange rates of the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), and by the dividend declared amounting to NIS 147 million.

The equity per share attributable to the equity holders of the Company as of June 30, 2013 totaled NIS 45.4 per share, compared to NIS 47.5 per share as of December 31, 2012, after a dividend distribution of NIS 0.86 per share in the Reporting Period.

Non-controlling interests

Non-controlling interests, as of June 30, 2013, amounted to NIS 14.8 billion, similar to this line-item as of December 31, 2012; the balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 54.7% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 54.6% of FCR’s equity; and also the interests of CTY’s other shareholders at a rate of 50.7% of CTY’s equity.

In the Reporting Period, the dividends to non-controlling interests amounted to NIS 408 million and the share of the non-controlling interests in the comprehensive loss of the subsidiaries, which is due mainly to foreign currency effects, amounted to NIS 159 million. The aforesaid decrease in non-controlling interests was partially offset by the issuance of shares in the subsidiaries to the non-controlling interests in the Reporting Period in a total amount of NIS 578 million.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 55.0% as of June 30, 2013, compared to 57.5% as of June 30, 2012 and 56.1% as of December 31, 2012.

The ratio of the Group’s interest-bearing debt to its total assets stood at 56.5% as of June 30, 2013, compared to 58.7% as of June 30, 2012 and 57.5% as of December 31, 2012.

The ratio of the Group’s net interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at 53.6% as of June 30, 2013, compared to 57.5% as of June 30, 2012 and 54.5% as of December 31, 2012.

The ratio of the Group’s interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at 55.0% as of June 30, 2013, compared to 58.7% as of June 30, 2012 and 55.9% as of December 31, 2012.

3.5	Results of Operations and analysis thereof

A.	Results of operations are as follows:

	For the 6 months ended June 30		For the 3 months ended June 30		For the year ended December 31
	2013	2012	2013	2012	2012
	NIS in millions (other than net earnings per share data)
Rental income	2,626	2,527	1,286	1,268	5,249
Property operating expenses	878	822	421	403	1,705

Net operating rental income	1,748	1,705	865	865	3,544

Revenues from sale of buildings, land and construction works performed	948	932	521	456	1,749
Cost of buildings sold, land and construction works performed	877	885	481	430	1,665

Gross profit from sale of buildings and land and from construction works performed	71	47	40	26	84

Total gross profit	1,819	1,752	905	891	3,628
Fair value gain from investment property and investment property under development, net	391	1,031	214	718	1,913
General and administrative expenses	(293)	(327)	(146)	(165)	(648)
Other income	7	125	2	35	164
Other expenses	(54)	(17)	(37)	(12)	(47)
Company’s share in earnings of equity-accounted investees, net	105	154	47	74	299

Operating income	1,975	2,718	985	1,541	5,309
Finance expenses	(1,153)	(1,097)	(676)	(591)	(2,214)
Finance income	304	45	91	19	120

Profit before taxes on income	1,126	1,666	400	969	3,215
Taxes on income	127	343	53	211	681

Net income	999	1,323	347	758	2,534

Attributable to:
Equity holders of the Company	405	546	60	288	957
Non-controlling interests	594	777	287	470	1,577

	999	1,323	347	758	2,534

Net earnings per share attributable to equity holders of the Company (in NIS)
Basic net earnings	2.43	3.31	0.35	1.74	5.80

Diluted net earnings	2.41	3.24	0.33	1.70	5.59

The statement of comprehensive income is as follows:

	For the 6 months ended June 30		For the 3 months ended June 30		For the year ended December 31
	2013	2012	2013	2012	2012
	NIS in millions
Net income	999	1,323	347	758	2,534

Other comprehensive income (loss) (net of tax effect):
Items that are or will be reclassified to profit or loss
Exchange differences on translation of foreign operations	(1,572)	428	(482)	657	(417)
Realization of exchange differences on translation of equity-accounted foreign operation	—	3	—	—	3
Gains (losses) on cash flow hedges	230	(37)	178	(63)	(100)
Gains on available-for-sale financial assets	9	34	15	33	37

	(1,333)	428	(289)	627	(477)

Items not to be reclassified to profit or loss
Gain (loss) on revaluation of fixed assets in joint venture	(6)	16	—	19	10

Total other comprehensive income (loss)	(1,339)	444	(289)	646	(467)

Total comprehensive income (loss)	(340)	1,767	58	1,404	2,067

Attributable to:
Equity holders of the Company	(181)	752	(42)	575	773
Non-controlling interests	(159)	1,015	100	829	1,294

	(340)	1,767	58	1,404	2,067

B.	Analysis of results of operations for the Reporting Period

Rental income

Rental income increased by 4% to NIS 2,626 million in the Reporting Period, compared to NIS 2,527 million in the corresponding period last year. The increase is due mainly to the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2012 and 2013, countered by properties sold, and growth in income from existing properties. The increase was partially offset by a decrease in the average currency exchange rates of the U.S. Dollar, the Canadian dollar and the Euro against the New Israeli Shekel. Assuming the average exchange rates of the corresponding period last year, the rental income increased by 8% compared to the corresponding period last year.

Property operating expenses

Property operating expenses totaled NIS 878 million in the Reporting Period, representing 33.4% of total rental income, compared to NIS 822 million, representing 32.5% of total rental income, in the corresponding period last year.

Net operating rental income (NOI)

Net operating rental income increased by 3% to NIS 1,748 million in the Reporting Period (66.6% of rental income), compared to NIS 1,705 million (67.5% of rental income) in the corresponding period last year. Assuming the average exchange rates of the corresponding period last year, the net operating rental income increased by 6% compared to the corresponding period last year.

Revenues from sale of buildings and land and construction works performed

Revenues from the sale of buildings and land and construction works performed totaled NIS 948 million in the Reporting Period, comprising NIS 183 million from the sale of buildings and land and NIS 765 million from construction works performed, compared with a total of NIS 932 million in the corresponding period last year, comprising NIS 146 million from the sale of buildings and land and NIS 786 million from construction works performed. Revenues from the sale of buildings in the Reporting Period included initially the residential development activity of FCR, which amounted to NIS 101 million.

The gross profit from this activity amounted to NIS 71 million in the Reporting Period, compared to a gross profit of NIS 47 million in the corresponding period last year.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value gain on its properties in a gross amount of NIS 391 million, compared to a fair value gain of NIS 1,031 million in the corresponding period last year. The increase in the value of investment property in the Reporting Period was recorded primarily at EQY and FCR.

General and administrative expenses

General and administrative expenses totaled NIS 293 million (8.2% of total revenues) in the Reporting Period, compared to NIS 327 million (9.5% of total revenues) in the corresponding period last year. The reduction in general and administrative expenses is due mainly to a reduction in general and administrative expenses at EQY and CTY as a result of a decrease in expenses with respect to the examination of transactions and a reduction in salary expenses, as well as to savings in administrative expenses as a result of the restructuring, within the context of which GAA turned from a public company to a private company.

Other income

Other income totaled NIS 7 million in the Reporting Period, compared to Other income of NIS 125 million in the corresponding period last year, due mainly to a bargain purchase gain of NIS 119 million on the acquisition of ATR shares.

Other expenses

Other expenses totaled NIS 54 million in the Reporting Period, compared to NIS 17 million in the corresponding period last year. Other expenses in the Reporting Period included mainly capital loss from the sale of investment property amounting to NIS 42 million and loss amounting to NIS 10 million due to a reduction in the interest in ATR.

Company’s share in earnings of equity-accounted investees, net

In the Reporting Period, this line-item totaled NIS 105 million, and mainly comprises the Company’s share of ATR’s earnings in an amount of NIS 85 million, compared to earnings of NIS 154 million in the corresponding period last year, which included NIS 123 million with respect to the Company’s share of ATR’s earnings. The decline in the Company’s share of ATR’s earnings is due mainly to a smaller increase in the value of investment property and investment property under development, net, than in the corresponding period last year.

Finance expenses

Finance expenses amounted to NIS 1,153 million in the Reporting Period, compared to NIS 1,097 million in the corresponding period last year. Finance expenses included loss from the early redemption of interest-bearing liabilities and financial derivatives in the amount of NIS 144 million compared to NIS 4 million in the corresponding period last year. Additionally, finance expenses in the corresponding period last year included losses on the devaluation of financial derivatives, primarily with respect to cross-currency swap hedging transactions, of NIS 46 million, compared to a gain of NIS 243 million on the revaluation of derivatives in the Reporting Period, which is included as part of “Finance income”. Excluding the aforementioned loss from the early redemption of interest-bearing liabilities and revaluation of financial derivatives, the finance expenses in the Reporting Period declined compared to the corresponding period last year, as a result of the issuance of long-term debt in 2012 and 2013 at a lower interest than the debt settled in the aforementioned period, where the average debt balance in the Reporting Period amounted to NIS 39.8 billion, compared to NIS 38.9 billion in the corresponding period last year. The finance expenses reflect average nominal annual interest of 4.87% on the interest-bearing debt of the Company and its subsidiaries, compared to 5.19% in the corresponding period last year.

Finance income

Finance income totaled NIS 304 million in the Reporting Period, compared to NIS 45 million in the corresponding period last year. Finance income in the Reporting Period is mainly comprised of a NIS 243 million gain on the revaluation of financial derivatives (in the corresponding period last year – losses on the devaluation of financial derivatives were recorded as part of “Finance expenses”, as stated above), interest income of NIS 55 million (in the corresponding period last year – income of NIS 32 million) and income from the disposal of securities and dividend of NIS 6 million (in the corresponding period last year – income of NIS 14 million).

Taxes on income

Taxes on income in the Reporting Period are mainly comprised of deferred tax expenses of NIS 127 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property and to the increase in the fair value of financial derivatives, compared to deferred tax expenses totaling NIS 326 million in the corresponding period last year. In addition, tax benefits of NIS 18 million were recorded in the Reporting Period, with respect to previous years, due to a subsidiary’s assessment agreement. The Group companies’ current tax expenses totaled NIS 18 million in the Reporting Period, compared to expenses of NIS 17 million in the corresponding period last year.

C.	Analysis of results of operations for the second quarter of 2013

Rental income

Rental income increased by 1% to NIS 1,286 million in the second quarter of 2013, compared to NIS 1,268 million in the corresponding quarter last year. The increase is due mainly to the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2012 and 2013, countered by properties sold, and growth in income from existing properties. The increase was partially offset by a decrease in the average currency exchange rates of the U.S. Dollar, the Canadian dollar and the Euro against the New Israeli Shekel. Assuming the average exchange rates of the corresponding quarter last year, the rental income increased by 7% compared to the corresponding quarter last year.

Property operating expenses

Property operating expenses totaled NIS 421 million in the second quarter of 2013, representing 32.7% of total rental income, compared to NIS 403 million, representing 31.8% of total rental income, in the corresponding quarter last year.

Net operating rental income (NOI)

Net operating rental income amounted to NIS 865 million in the second quarter of 2013 (67.3% of rental income), similar to NIS 865 million (68.2% of rental income) in the corresponding quarter last year. Assuming the average exchange rates of the corresponding period last year, the net operating rental income increased by 5% compared to the corresponding period last year.

Revenues from sale of buildings and land and construction works performed

Revenues from the sale of buildings and land and construction works performed totaled NIS 521 million in the second quarter of 2013, comprising NIS 113 million from the sale of buildings and land and NIS 408 million from construction works performed, compared with a total of NIS 456 million in the corresponding quarter last year, comprising NIS 41 million from the sale of buildings and land and NIS 415 million from construction works performed, in the corresponding quarter last year. Revenues from the sale of buildings since the start of 2013 included initially the residential development activity of FCR, which amounted in the second quarter of 2013 to NIS 68 million.

The gross profit from this activity amounted to NIS 40 million in the second quarter of 2013, compared to a gross profit of NIS 26 million in the corresponding quarter last year.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the second quarter of 2013, a fair value gain on its properties in a gross amount of NIS 214 million, compared to a fair value gain of NIS 718 million in the corresponding quarter last year. The increase in the value of investment property in the second quarter of 2013 was recorded primarily at FCR and EQY.

General and administrative expenses

General and administrative expenses totaled NIS 146 million (8.1% of total revenues) in the second quarter of 2013, compared to NIS 165 million (9.6% of total revenues) in the corresponding quarter last year. The reduction in general and administrative expenses is due mainly to a reduction in general and administrative expenses at EQY and CTY as a result of a decrease in expenses with respect to the examination of transactions and a reduction in salary expenses, as well as to savings in administrative expenses as a result of the restructuring, within the context of which GAA turned from a public company to a private company.

Other income

Other income totaled NIS 2 million in the second quarter of 2013, compared to Other income of NIS 35 million in the corresponding quarter last year, due mainly to a bargain purchase of ATR shares on the stock exchange.

Other expenses

Other expenses totaled NIS 37 million in the second quarter of 2013, compared to NIS 12 million in the corresponding quarter last year. Other expenses in the second quarter of 2013 included mainly capital loss from the sale of investment property amounting to NIS 25 million and loss amounting to NIS 10 million due to a decrease in the interest in ATR.

Company’s share in earnings of equity-accounted investees, net

In the second quarter of 2013, this line-item totaled NIS 47 million, and mainly comprises the Company’s share of ATR’s earnings in an amount of NIS 37 million, compared to earnings of NIS 74 million in the corresponding quarter last year, which included NIS 51 million with respect to the Company’s share of ATR’s earnings. The decline in the Company’s share of ATR’s earnings is due mainly to a smaller increase in the value of investment property and investment property under development, net, in the second quarter of 2013 than in the corresponding quarter last year, which was offset by finance income with respect to currency exchange fluctuations recorded by ATR in the second quarter of 2013 compared to finance expenses in the corresponding quarter last year.

Finance expenses

Finance expenses amounted to NIS 676 million in the second quarter of 2013, compared to NIS 591 million in the corresponding quarter last year. Finance expenses in the second quarter of 2013 included loss from the early redemption of interest-bearing liabilities and financial derivatives in the amount of NIS 142 million. Excluding the aforementioned loss from early redemption, the finance expenses in the quarter declined compared to the corresponding quarter last year, as a result of the raising of long-term debt in 2012 and 2013 at a lower interest than the debt settled in the aforementioned period, where the average debt balance in the second quarter of 2013 remained similar to this balance in the corresponding quarter last year. The finance expenses reflect average nominal annual interest of 5.07% on the interest-bearing debt of the Company and its subsidiaries, compared to 5.56% in the corresponding quarter last year.

Finance income

Finance income totaled NIS 91 million in the second quarter of 2013, compared to NIS 19 million in the corresponding quarter last year. Finance income in the quarter is mainly comprised of a NIS 56 million gain on the revaluation of financial derivatives (in the corresponding quarter last year – losses on the devaluation of financial derivatives were recorded within the framework of “Finance expenses”, in the amount of NIS 7 million), interest income of NIS 31 million (in the corresponding quarter last year – income of NIS 17 million) and the gain on disposal of securities and dividend income of NIS 3 million (in the corresponding quarter last year – income of NIS 7 million).

Taxes on income

Taxes on income in the second quarter of 2013 are mainly comprised of deferred tax expenses of NIS 32 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property and to the increase in the fair value of financial derivatives, compared to deferred tax expenses totaling NIS 202 million in the corresponding quarter last year. In addition, in the second quarter of 2013 tax expenses with respect to previous years were recorded, in the amount of NIS 12 million. The Group companies’ current tax expenses totaled NIS 10 million in the second quarter of 2013, compared to expenses of NIS 8 million in the corresponding quarter last year.

3.6.	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are its cash reserves (generated from its income-producing properties), credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid resources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in affiliates, other investments and the payment of dividends.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 2.1 billion as of June 30, 2013, and NIS 2.3 billion at the end of 2012. In addition, as of June 30, 2013, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of NIS 7.6 billion, compared to NIS 5.9 billion as of December 31, 2012.

As of June 30, 2013, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 9.7 billion (of which NIS 3.0 billion is with the Company and wholly-owned subsidiaries).

As of June 30, 2013, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 38.5 billion.

As of June 30, 2013, the Company has negative working capital of NIS 442 million and NIS 266 million, according to its consolidated financial statements and its stand-alone financial statements, respectively. On the other hand, the Group, on a consolidated basis, and the Company, on a stand-alone basis (including wholly-owned subsidiaries), have at their disposal unutilized approved long-term credit facilities, which are available for immediate drawdown, amounting to NIS 7.6 billion and NIS 2.6 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has tested for negative working capital both on the basis of the Company’s consolidated financial statements and also on the basis of the Company’s stand-alone financial statements, and has determined that, in light of the scope of the sources at the disposal of the Group, in general, and the Company, in particular (as described above), the existence of negative working capital is not of itself a sign that the Group or the Company has a liquidity problem.

Moreover, as of June 30, 2013, based on its stand-alone financial statements, the Company has continuous negative cash flows from operating activities, which, together with its negative working capital, constitutes a warning sign pursuant to the Securities Regulations (Periodic and Immediate Reports), 1970, and thus requires disclosure of the Company’s forecasted cash flows, which are attached as Appendix C of the Directors’ Report.

3.7.	Cash flows

Cash inflows from operating activities in the Reporting Period and in the second quarter of 2013 totaled NIS 159 million and NIS 87 million, respectively, compared to NIS 395 million and NIS 283 million, respectively, in the corresponding periods last year. Excluding timing differences with respect to payments to third parties (see below), the cash flows provided by operating activities in the Reporting Period and in the second quarter of 2013 totaled NIS 586 million and NIS 202 million, respectively, compared to NIS 552 million and NIS 288 million, correspondingly, in the corresponding periods last year. In addition, the operating activities in the Reporting Period and in the second quarter of 2013 included loss from the early repayment of interest rate swap transactions in the amount of NIS 118 million resulting from the early settlement of interest-bearing liabilities by CTY.

	For the 6 months ended June 30		For the 3 months ended June 30
	2013	2012	2013	2012
	NIS in millions
Net cash provided by operating activities	159	395	87	283
Exclusion of changes in asset and liability items, net[1]	427	157	115	5
Loss from the early redemption of interest rate swap transactions resulting from the early settlement of interest-bearing liabilities	118	—	118	—

	704	552	320	288

In the Reporting Period, the activities of the Company and its subsidiaries were funded by means of equity raisings in an amount of NIS 994 million, by means of the issuance of debentures and convertible debentures in a net amount of NIS 4,134 million and by means of the disposal of investment property and investment property under development in the net amount of NIS 134 million. The proceeds from the above sources were used primarily for the repayment of loans and credit facilities in a net amount of NIS 4,154 million, for the payment of dividends by Group companies in an amount of NIS 483 million, for investments and grant of loans to investees in a net amount of NIS 811 million, for the purchase of available securities and investment in financial assets in a net amount of NIS 121 million, and for the grant of long-term loans in a net amount of NIS 184 million.

[1]	Refer to the consolidated statements of cash flows.

In the second quarter of 2013, the activities of the Company and its subsidiaries were funded by means of equity raisings in an amount of NIS 524 million, by means of the issuance of debentures and convertible debentures in a net amount of NIS 3,111 million and by means of the disposal of investment property and investment property under development in the net amount of NIS 151 million. The proceeds from the above sources were used primarily for the repayment of loans and credit facilities in a net amount of NIS 3,658 million, for the payment of dividends by Group companies in an amount of NIS 335 million, for investments and grant of loans to investees in a net amount of NIS 83 million, for the purchase of available-for-sale securities and investments in financial assets in a net amount of NIS 255 million, and for the grant of long-term loans in a net amount of NIS 136 million.

3.8.	Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures. Pursuant to the repurchase program, as updated from time to time, and most recently on August 26, 2013, the Company may purchase debentures of the outstanding series in the amount of NIS 100 million. The program is in force until August 2014. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of June 30, 2013 and immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 4 million under the aforementioned program. For further details regarding the repurchase program, refer to the Immediate Reports that the Company issued on September 13, 2011 (Reference No.: 2011-01-273129), January 4, 2012 (Reference No.: 2012-01-006039) and August 21, 2012 (2012-01-215097).

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company. On March 19, 2013, the approval date of the Company’s annual report for 2012, there have not been any material changes in the nature of the market risks to which the Company is exposed and their management.

4.2.	During the period from January 1, 2013 through the date on which the financial statements were signed, the officers responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the corresponding Company policies during the meetings at which the financial statements as of December 31, 2012, March 31, 2013 and June 30, 2013 were approved.

4.3.	Changes in foreign currency exchange rates – From January 1, 2013 through June 30, 2013, the New Israeli Shekel appreciated against the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real by 3.1%, 7.9%, 4.1% and 10.5%, respectively. With regard to the consolidated linkage bases report as of June 30, 2013, refer to Appendix A of the Directors’ Report. In addition, from June 30, 2013 until immediately prior to the date of approval of this report, the New Israeli Shekel appreciated against the U.S. Dollar, the Canadian Dollar and the Brazilian Real by 0.4% ,0.8% and 10.1%, respectively and depreciated against the Euro by 2.1%.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2013 through June 30, 2013, the (known) consumer price index rose by 0.7%. As to the effect of changes in the consumer price index on the equity of the Company as of June 30, 2013, refer to Appendix A of the Directors’ Report. In addition, from June 30, 2013 until immediately prior to the date of approval of this report, the (known) consumer price index rose by 1.1%.

4.4	As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate developments. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates (except with regard to the New Israel Shekel) and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates.

For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining currency exposure after transacting cross-currency swaps, as of June 30, 2013, refer to the table attached as Appendix B of the Directors’ Report.

The distribution of the economic exposure of the Company’s equity to the various currencies as of June 30, 20131 and as of December 31, 2012 is as follows:

[1]	Refer to Appendix B of the Directors’ Report.

5.	Corporate Governance Aspects

5.1	Donations

The Group considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management. In the Reporting Period, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries.

A.	Initiative for “Supporting the South” – In September 2012, the “Supporting the South” initiative was launched, and as part of this, the Company has asked to assist in strengthening the education system in southern Israel. Within the framework of the initiative, the Company participates in educational projects in some 20 schools, grants scholarships to 110 students and supports youth centers. The “Supporting the South” initiative is expected to be the Company’s main channel for social investment in the coming years, and the Company’s Board of Directors has approved an annual budget of NIS 7 million for this.

B.	The Gazit-Globe Real Estate Institute – The Company makes donations to the Interdisciplinary Center (IDC) Herzliya, Israel, which has established an institute that is engaged in research and studies in the fields of real estate initiation and management. The Company has pledged to donate a total amount of U.S.$ 2.9 million to the IDC through 2018.

C.	Communal involvement – The Group supports a variety of social organization in the fields of welfare, health, culture and assistance to soldiers. In the Reporting Period, the Company continued its “adoption” of a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project; it also continued to support “Etgarim: Israel Association for the Disabled” and the “Larger than Life” association that helps children with cancer, as well as many other organizations. In addition to the donations, Company employees take part in voluntary activities.

In the Reporting Period, the Group’s donations amounted to NIS 5,578 thousand.

6.	Compensation of Senior Officers

A.	In July 2013, the Company’s Board of Directors approved, after receiving the approval of the Compensation Committee, the adoption of a Compensation Policy for the officers of the Company, pursuant to the provisions of Amendment No. 20 to the Israeli Companies Law, 1999. The Compensation Policy will apply to the President, Executive Vice Presidents and Vice Presidents, as well as to directors of the Company, including those who hold an executive position in it (with the exception of the Company’s controlling shareholders).

At the same date, the Company’s Board of Directors and Compensation Committee approved extending Mr. Aaron Soffer’s appointment as the Company’s President for an additional three-year period starting on November 1, 2013, and updating the terms of his employment in the Company.

In addition, at the said date, the Company’s Board of Directors and Compensation Committee approved extending Mr. Arie Mientkavich’s appointment as Active Deputy Chairman of the Company’s Board of Directors, in a part-time capacity of 50%, for a three-year period starting on the date on which the approval of the Company’s general meeting is obtained.

In addition, in July 2013, the Compensation Committee approved, subject to the approval of the Company’s Compensation Policy by the general meeting, the payment of the portion of the annual bonus approved for Mr. Mientkavich by the Company’s Board of Directors for 2012, in the amount of NIS 180 thousand (out of a total bonus amount of NIS 500 thousand), after the Committee was assured that had the Compensation Policy applied also to the bonus for 2012, Mr. Mientkavich would have been entitled to a total bonus of NIS 500 thousand.

The approval of the Compensation Policy, the engagement with the Company’s President and the engagement with Mr. Mientkavich (including the allotment to Mr. Mientkavich of securities as provided in section B below) are subject to the approval of the Company’s general meeting, which will convene on September 3, 2013. For additional details, refer to the immediate report regarding convening of the Company’s general meeting, from July 29, 2013 (Reference No.: 2013-01-103449).

B.	In July 2013, the Company’s Compensation Committee and Board of Directors approved the allotment to Mr. Arie Mientkavich, Active Deputy Chairman of the Company’s Board of Directors, of 144 thousand tradable share options, 16 thousand RSUs and 36 thousand PSUs in the capital track with a trustee under Section 102 of the Income Tax Ordinance. The value of all capital instruments allotted at the Board of Directors approval date amounted to NIS 3 million. The allotment is subject to the approval of the meeting of the Company’s shareholders, convened as aforesaid for September 3, 2013. For additional details regarding the aforesaid securities, refer to Note 5.b to the financial statements.

7.	Disclosure Regarding the Financial Reporting of the Company

7.1	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding the increase of a revolving credit facility by FCR and the extension thereof, refer to section 7d of the ‘Update to the Description of the Company’s Business’ chapter.

B.	For details regarding the issuance of warrants by way of a rights issuance by Gazit Development, and exercise of the said warrants that were allotted to the Company, refer to Note 5.d to the financial statements.

C.	For details regarding the impact of the economic plan approved by the Knesset (the Israeli parliament), refer to Note 5.c to the financial statements.

D.	For details regarding debt issuance made by FCR of C$ 50 million, refer to Note 5.e to the financial statements.

7.2	Critical Accounting Estimates—

Refer to Note 2.b to the financial statements for the year ended December 31, 2012.

8.	Details Concerning the Corporation’s Publicly-Held Commitment Certificates

A.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2012 is approximately NIS 1,109 million. No material changes have occurred in the value of the pledged properties as of June 30, 2013, compared to their value as of December 31, 2012.

B.	On May 13, 2013, S&P Maalot rating agency upgraded the credit rating of all the outstanding debentures of the Company from ‘ilA+’ to ‘ilAA-’ (Israeli rating scale), with a Stable Outlook.

August 26, 2013
Date of Approval	Chaim Katzman	Aharon Soffer
of Directors’ Report	Chairman of the Board of Directors	President

Appendix A to the Directors’ Report

Linkage Bases Report

	As of June 30, 2013
	NIS -linked	In or	In or	In or
	to the	linked to	linked to	linked to	In NIS-	Other
	Israeli CPI	U.S.$	C$	Euro	unlinked	currencies	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	2	177	498	377	223	32	—	1,309
Short-term deposits and loans	86	282	286	—	6	10	—	670
Trade and other accounts receivable	12	82	105	78	649	28	161	1,115
Long-term investments and loans	152	562	333	56	6	504	—	1,613

Total monetary assets	252	1,103	1,222	511	884	574	161	4,707
Other financial assets (1)	—	—	—	—	—	—	1,772	1,772
Other assets (2)	—	15,467	24,570	13,483	3,388	5,031	284	62,223

Total assets	252	16,570	25,792	13,994	4,272	5,605	2,217	68,702

Liabilities
Short-term credit from banks and others	1	—	29	176	156	—	—	362
Trade payables and other accounts payables	81	189	643	140	809	168	79	2,109
Liabilities attributable to assets held for sale	—	—	5	—	—	—	—	5
Debentures (3) (4)	8,848	2,833	6,256	3,244	1,492	—	—	22,673
Convertible debentures	—	—	1,289	187	—	—	—	1,476
Interest-bearing loans from financial institutions and others	333	4,720	4,988	4,050	40	1,424	—	15,555
Other financial liabilities	2	61	71	25	—	3	29	191
Employee benefit liabilities, net	—	1	—	—	5	—	—	6

Total financial liabilities	9,265	7,804	13,281	7,822	2,502	1,595	108	42,377
Other liabilities (5)	—	—	—	—	—	—	3,550	3,550

Total liabilities	9,265	7,804	13,281	7,822	2,502	1,595	3,658	45,927

Assets, net of liabilities	(9,013)	8,766	12,511	6,172	1,770	4,010	(1,441)	22,775

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	With respect to NIS 8,848 million linked to the Israeli CPI, the Company has NIS 4,221 million of cross-currency swaps.
(4)	With respect to NIS 1,492 million unlinked NIS, the Company has NIS 1,304 million of cross-currency swaps.
(5)	Mainly a provision for tax, financial derivatives and customer advances.

Appendix B of the Directors’ Report

Additional Information regarding Currency Exposure

as of June 30, 2013

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of June 30, 2013. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	2,703	2,328	2,680	3,304	335
Assets in NIS	2,703	8,423	12,649	11,404	547	35,726
% of total assets	8	24	34	32	2	100
Liabilities in original currency	10,069	1,271	1,350	1,699	—
Cross-currency swap transactions in original currency	(7,680)	232	667	748	156
Liabilities in original currency	2,389	1,503	2,017	2,447	156
Liabilities in NIS adjusted for swaps	2,389	5,438	9,520	8,446	255	26,048
% of total liabilities	9	21	37	32	1	100
Total equity in original currency	314	825	663	857	179
Total economic equity[3] in NIS	314	2,985	3,129	2,958	292	9,678
% of total equity	3	32	32	30	3	100

[1]	According to currency exchange rates as of June 30, 2013.
[2]

The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.

[3]	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to the revaluation of investment property.

Appendix C of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

The Company’s Board of Directors has examined the criteria relating a corporation’s warning signs, as set forth in the Securities Regulations (Periodic and Immediate Reports), 1970. As of June 30, 2013, based on its stand-alone financial statements (in accordance with Regulation 38D of the aforementioned regulations), the Company has a working capital deficit and also continuous negative cash flows from operating activities, which constitutes one of the warning signs pursuant to the regulations, and thus requires disclosure of the Company’s forecasted cash flows.

Presented below is a disclosure regarding the forecasted cash flows as of June 30, 2013, which includes the existing and anticipated liabilities that the Company has to settle during the two years from the Reporting Date, as well as details of the financial sources from which the Company expects to settle the aforesaid liabilities, without assuming the raising of equity or debt and without additional investments:

	1.7.2013 through 31.12.2013	1.1.2014 through 31.12.2014	1.1.2015 through 30.6.2015
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	1,875	1,069	1,018

Stand-alone sources:
From operating activities of investees (2)	340	1,094	597

Total sources	340	1,094	597
Stand-alone applications:
Cash outflows for operating activities (3) (5)	(287)	(605)	(334)
Cash outflows for financing activities (4) (5)	(294)	(238)	(601)
Loans to investees	(414)	—	—
Anticipated dividend distributions (6)	(151)	(302)	(151)

Total applications	(1,146)	(1,145)	(1,086)

Balance of Liquid assets at the end of the period	1,069	1,018	529

As of June 30, 2013, the Company and the Company’s private subsidiaries have unencumbered property and marketable securities amounting to NIS 5.1 billion.

The principal working assumptions used by the Company in presenting the forecasted cash flows are as follows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company. In addition, as of June 30, 2013, the Company’s wholly-owned subsidiaries have at their disposal approved, unutilized credit facilities available for immediate drawdown and liquid balances totaling NIS 1.1 billion. Thus, the balance of the liquid assets of the Company and the Company’s wholly-owned subsidiaries at the end of the periods presented in the above table is NIS 2.2 billion, NIS 2.1 billion and NIS 1.6 billion, respectively.

(2)	Includes dividends, interest, loan repayments and redemption of preferred shares. It is assumed that the public subsidiaries (CTY, FCR, EQY and ATR) will continue to distribute dividends in accordance with their dividend distribution policy.

(3)	Includes interest payments, tax payments and general and administrative expenses.

(4)	Redemption of principal of debentures in accordance with the debenture terms.

(5)	Based on currency exchange rates and variable interest rates as of June 30, 2013, and on the absence of change in the consumer price index. Changes in these assumptions could have an effect on principal and interest payments.

(6)	In accordance with the Company’s dividend distribution policy, as announced in November 2012.

Forward-looking information

The assumptions and the estimated forecasted cash flows set forth above are forward-looking information since they include, inter alia, forecasts, assessments and estimates and other information relating to future events or matters, whose materialization is not certain and does not depend solely on the Company, but on many additional factors.

The forward-looking information is based to a large extent, in addition to information in the possession of the Company at the time of preparing this Report, on the Company’s current expectations and assessments regarding the state of the markets in which the Group operates, on additional macroeconomic data published and being published by various external sources, the contents of which have not been independently authenticated by the Company, and on future developments in each of the aforementioned parameters and on the integration of such developments with each other.

The aforesaid information might not materialize, wholly or partly, or might materialize in a substantially different manner than that expected. The factors that could affect this are, inter alia, changes and developments in the economic environment and the markets in which the Group operates, including changes in the parameters described above and the materialization of all or some of the risk factors that characterize the Group’s activities, including a renewed outbreak of the financial crisis, a deterioration in the commercial and economic terms for realizing business opportunities, etc.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2012 PERIODIC

REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2012 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 2 – Investments in the Company’s capital and transactions in its shares in the last years

For details regarding the public offering made by the company of 10.4 million shares for a net consideration of NIS 490 million, refer to Note 3.a.2 to the financial statements.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 22, 2013, the Company distributed a dividend to its shareholders in the amount of approximately NIS 71 million (NIS 0.43 per share).

B.	On July 2, 2013, the Company distributed a dividend to its shareholders in the amount of approximately NIS 76 million (NIS 0.43 per share).

C.	For details regarding the dividend declared by the Company subsequent to the Reporting Date, refer to Note 5.f to the financial statements.

Update to Section 7 – Acquisition, development and management of shopping centers in Canada

A.	For details regarding the public offering in Canada made by FCR of C$ 100 million par value of unsecured debentures (Series P) bearing annual interest at the rate of 3.95%, refer to Note 3.b.1 to the financial statements.

B.	For details regarding the public offering in Canada made by FCR of C$ 300 million par value of unsecured debentures (Series Q) bearing annual interest at the rate of 3.90%, refer to Notes 3.b.2 and 3.b.5 to the financial statements.

C.	For details regarding the public offering in Canada made by FCR of C$ 57.5 million par value of unsecured convertible debentures, bearing annual interest at the rate of 4.45%, refer to Note 3.b.3 to the financial statements.

D.	In July 2013, FCR increased its credit facility from C$ 500 million to C$ 600 million, and extended the term of this credit facility until June 30, 2016. The credit facility bears interest at Canadian Libor +1.325% or Prime + 0.325%.

E.	For details regarding the public offering in Canada made by FCR of C$ 50 million par value of unsecured debentures (Series O), bearing annual interest at the rate of 4.43%, refer to Note 5.e to the financial statements.

Update to Section 8 – Acquisition, development and management of shopping centers in Northern Europe

A.	For details regarding the issuance made by CTY of 114.4 million CTY shares by way of rights issuance, for a gross consideration of EUR 200 million, and the Company’s participation in this issuance, refer to Note 3.a.1 to the financial statements.

B.	For details regarding the acquisition of 2.1 million CTY shares by the Company for a consideration of EUR 5 million, refer to Note 3.c.1 to the financial statements.

C.	For details regarding the public offering made by CTY of EUR 500 million par value of unsecured debentures bearing annual interest at the rate of 3.75%, and for the repurchase by CTY of EUR 28.5 million par value debentures, refer to Note 3.b.7 to the financial statements.

D.	On May 10, 2013, S&P rating agency initially assigned CTY’s short and long-term credit rating at ‘A-3’ and ‘BBB-’, respectively, with a Stable Outlook.

E.	On May 16, 2013, Moody’s rating agency initially assigned CTY’s long-term credit rating at ‘Baa3’, with a Stable Outlook.

F.	Within the framework of CTY’s undertakings to comply with financial and other covenants existing on its loans and credit facilities, as set forth in the Periodic Report for 2012, there are also the following general stipulations: (1) The total secured debt shall not exceed 7.5% of the total debt. (2) A single shareholder shall not hold more than 50% of its voting rights.

Non-compliance with either of these stipulations will require CTY to conduct negotiations with the lending banks and the holders of its debt; in addition, there is a remedy period in the case of a breach of these stipulations and the lenders are also allowed to waive these stipulations.

Update to Section 9 – Acquisition, development and management of shopping centers in Central and Eastern Europe

For details regarding the offering made by ATR of EUR 350 million par value of unsecured debentures, bearing interest at the rate of 4%, subsequent to the Reporting Date, refer to Note 3.b.4 to the financial statements.

Update to Section 10 – Initiation and construction of real estate projects

A.	In April 2013, Dori Construction Ltd. made a public offering of NIS 82 million par value of debentures together with 4.1 million warrants for shares in Dori Construction Ltd., for a gross consideration of NIS 85 million. Subsequent to the Reporting Date, Dori Construction Ltd. expanded this series in the amount of NIS 8 million par value of debentures.

B.	In April 2013, Dori Construction Ltd. issued, by way of rights issuance to its shareholders, 2.8 million warrants. Each warrant is exercisable into one ordinary share of par value NIS 0.01, from May 1, 2013 to November 30, 2013, at an unlinked exercise price of NIS 4.5.

C.	In July 2013, U. Dori Group Ltd. together with a corporation controlled by Israel Theatres Ltd. entered into an agreement for the acquisition of a company which owns indirectly 15.3% of Ronson’s share capital, in consideration for 14.6 million zlotys (NIS 16 million). On closing of the transaction (if and insofar as it is closed), U. Dori Group’s (indirect) interest in Ronson’s shares will increase to 39.8%.

Update to Section 11.1 – Gazit Development

For details regarding the issuance of warrants, by way of rights issuance, by Gazit Development, and exercise of the said warrants issued to the Company, refer to Note 5.d to the financial statements.

Update to Section 11.5 – Royal Senior Care (RSC)

On April 19, 2013, the Company sold to its partner its remaining interest in RSC, comprising 50% in a senior housing facility and 60% in land, for U.S.$ 15 million (NIS 54 million). Effective from the sale date the Company has no activity in the senior housing facilities sector in the U.S.

Update to Section 17 – Human capital

A.	On May 1, 2013, the general meeting of the Company approved an annual bonus for 2012 of NIS 480 thousand, to Mr. Aharon Soffer, the Company’s President, which represents the bonus portion which is at the Board of Directors’ discretion, from a total bonus amount of NIS 1,600 thousand.

B.	On May 23, 2013, the general meeting of the Company approved an annual bonus for 2012 of NIS 500 thousand, to Mr. Arie Mientkavich, the Deputy Chairman of the Board of Directors.

C.	For details regarding the grant of equity-based compensation to 6 officers and Company employees, refer to Note 3.c.6 to the financial statements.

D.	For details regarding the adoption of the Compensation Policy for officers of the Company by the Board of Directors, extension of the engagement with the Company’s President and the extension of the engagement with the Deputy Chairman of the Company’s Board of Directors, refer to Notes 5.a and 5.b to the financial statements and the immediate report regarding convening of the Company’s general meeting, from July 29, 2013 (Reference No.: 2013-01-103449).

Update to Section 19 – Financing

A.	On May 13, 2013, S&P Maalot rating agency upgraded the credit rating of all the outstanding debentures of the Company from ‘ilA+’ to ‘ilAA-’, with a Stable Outlook.

B.	For details regarding a public offering of NIS 731 million par value of unsecured debentures (Series K) by way of a series expansion, for a net consideration of NIS 856 million, refer to note 3.b.6 to the financial statements.

Update to Section 20 – Taxation

For details regarding the effect of the economic plan for 2013-2014 approved in the Knesset (Israeli parliament), refer to note 5.c to the financial statements.

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G ONE

	Quarter 2 2013	Quarter 1 2013	As of December 31, 2012 and for the year then ended
Value of property	288,600	286,700	286,700
Building rights and other adjustments	15,600	15,600	15,600
NOI in the period (NIS in 000’s)	5,335	5,190	20,966
Revaluation gains (losses) in the period	1,845	(3)	4,203
Average occupancy rate in the period	99%	100%	99%
Rate of return (%)	7.2%	7.2%	7.3%
Average annual rental per sq. meter (NIS)	846	826	822
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	869

G TWO

	Quarter 2 2013	Quarter 1 2013	As of December 31, 2012 and for the year then ended
Value of property	261,300	259,500	259,500
Land reserve and building rights	45,000	45,000	45,000
NOI in the period (NIS in 000’s)	4,922	4,876	18,516
Revaluation gains (losses) in the period	1,724	(105)	(386)
Average occupancy rate in the period	100%	100%	99%
Rate of return (%)	7.3%	7.2%	7.1%
Average annual rental per sq. meter (NIS)	868	842	846
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	960

G CINEMA CITY

	Quarter 2 2013	Quarter 1 2013	As of December 31, 2012 and for the year then ended
Value of property	455,530	452,620	452,620
NOI in the period (NIS in 000’s)	8,071	7,811	31,930
Revaluation gains (losses) in the period	2,885	(4)	15,457
Average occupancy rate in the period	100%	100%	100%
Rate of return (%)	7.2%	7.1%	7.1%
Average annual rental per sq. meter (NIS)	1,457	1,403	1,398
Average annual rental per sq. meter in leases signed in the period (NIS)	—	4,787	—

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

UNAUDITED

INDEX

Page
Auditors’ Review Report	2

Condensed Consolidated Statements of Financial Position	3 - 4

Condensed Consolidated Statements of Income	5

Condensed Consolidated Statements of Comprehensive Income	6

Condensed Consolidated Statements of Changes in Equity	7 - 11

Condensed Consolidated Statements of Cash Flows	12 - 15

Notes to Interim Condensed Consolidated Financial Statements	16 - 26

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the condensed consolidated statement of financial position as of June 30, 2013 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of six and three months then ended. The Company’s board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, “Interim Financial Reporting” and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to approximately NIS 3,722 million as of June 30, 2013, and the Group’s share in its earnings amounted to approximately NIS 87 million and NIS 35 million for the periods of six and three months then ended, respectively. The condensed interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 26, 2013	A Member of Ernst & Young Global

2

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,309	1,442	1,683
Short-term investments and loans	670	385	538
Marketable securities at fair value through profit or loss	157	62	87
Available-for-sale securities	8	18	14
Financial derivatives	109	78	81
Trade receivables	797	730	744
Other accounts receivable	302	284	216
Inventory of buildings and apartments for sale	647	645	712
Income taxes receivable	16	21	15

	4,015	3,665	4,090
Assets classified as held for sale	455	636	1,482

	4,470	4,301	5,572

NON-CURRENT ASSETS
Equity-accounted investees	5,208	4,808	4,713
Other investments, loans and receivables	908	442	713
Available-for-sale financial assets	364	357	339
Financial derivatives	1,134	883	929
Investment property	53,815	54,080	55,465
Investment property under development	2,296	3,063	2,806
Non-current inventory	23	23	23
Fixed assets, net	198	163	187
Goodwill	95	103	100
Other intangible assets, net	14	43	17
Deferred taxes	177	199	198

	64,232	64,164	65,490

	68,702	68,465	71,062

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	362	289	351
Current maturities of non-current liabilities	2,139	2,906	2,382
Financial derivatives	23	25	12
Trade payables	896	785	914
Other accounts payable	1,176	1,236	1,256
Advances from customers and buyers of apartments	274	225	257
Income taxes payable	37	30	52

	4,907	5,496	5,224
Liabilities attributed to assets held for sale	5	83	168

	4,912	5,579	5,392

NON-CURRENT LIABILITIES
Debentures	22,039	17,258	18,500
Convertible debentures	1,289	1,602	1,197
Interest-bearing loans from financial institutions and others	14,237	19,487	19,433
Financial derivatives	192	385	472
Other financial liabilities	191	312	346
Employee benefit liability, net	6	7	7
Deferred taxes	3,061	2,805	3,066

	41,015	41,856	43,021

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	229	218	219
Share premium	4,289	3,791	3,805
Retained earnings	4,957	4,318	4,699
Foreign currency translation reserve	(1,621)	(557)	(913)
Other reserves	155	157	60
Loans granted to purchase shares of the Company *)	—	—	—
Treasury shares	(21)	(21)	(21)

	7,988	7,906	7,849
Non-controlling interests	14,787	13,124	14,800

Total equity	22,775	21,030	22,649

	68,702	68,465	71,062

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

August 26, 2013
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

4

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions (except per share amounts)
Rental income	2,626	2,527	1,286	1,268	5,249
Property operating expenses	878	822	421	403	1,705

Net operating rental income	1,748	1,705	865	865	3,544

Revenues from sale of buildings, land and construction works performed	948	932	521	456	1,749
Cost of buildings sold, land and construction works performed	877	885	481	430	1,665

Gross profit from sale of buildings, land and construction works performed	71	47	40	26	84

Gross profit	1,819	1,752	905	891	3,628
Fair value gain from investment property and investment property under development, net	391	1,031	214	718	1,913
General and administrative expenses	(293)	(327)	(146)	(165)	(648)
Other income	7	125	2	35	164
Other expenses	(54)	(17)	(37)	(12)	(47)
Company’s share in earnings of equity accounted investees, net	105	154	47	74	299

Operating income	1,975	2,718	985	1,541	5,309
Finance expenses	(1,153)	(1,097)	(676)	(591)	(2,214)
Finance income	304	45	91	19	120

Profit before taxes on income	1,126	1,666	400	969	3,215
Taxes on income	127	343	53	211	681

Net income	999	1,323	347	758	2,534

Attributable to:
Equity holders of the Company	405	546	60	288	957
Non-controlling interests	594	777	287	470	1,577

	999	1,323	347	758	2,534

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	2.43	3.31	0.35	1.74	5.80

Diluted net earnings	2.41	3.24	0.33	1.70	5.59

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Net income	999	1,323	347	758	2,534

Other comprehensive income (loss) (net of tax effect):
Items that are or will be reclassified to profit or loss:
Exchange differences on translation of foreign operations (1)	(1,572)	428	(482)	657	(417)
Realization of exchange differences on translation of equity-accounted foreign operations	—	3	—	—	3
Net gains (losses) on cash flow hedges (1)(2)	230	(37)	178	(63)	(100)
Net gains on available-for-sale financial assets	9	34	15	33	37

	(1,333)	428	(289)	627	(477)

Items not to be reclassified to profit or loss:
Gain (loss) on revaluation of fixed assets in joint venture	(6)	16	—	19	10

Total other comprehensive income (loss)	(1,339)	444	(289)	646	(467)

Total comprehensive income (loss)	(340)	1,767	58	1,404	2,067

Attributable to:
Equity holders of the Company (3)	(181)	752	(42)	575	773
Non-controlling interests	(159)	1,015	100	829	1,294

	(340)	1,767	58	1,404	2,067

(1) Includes Company’s share in other comprehensive loss of equity accounted investees	(5)	7	(2)	10	(3)

(2) In periods of six and three months ending June 30, 2013 includes loss reclassification of NIS 118 million due to unwinding hedging transactions in CTY, see also Note 3b7.
(3) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income	405	546	60	288	957
Exchange differences on translation of foreign operations	(708)	169	(204)	263	(187)
Realization of exchange differences on translation of equity-accounted foreign operation	—	2	—	—	2
Net gains (losses) on cash flow hedges	118	(16)	87	(28)	(48)
Net gains (losses) on available-for-sale financial assets	10	35	15	33	39
Gain (loss) on revaluation of fixed assets in joint venture	(6)	16	—	19	10

	(181)	752	(42)	575	773

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

6

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2013 (audited)	219	3,805	4,699	(913)	60	*) —	(21)	7,849	14,800	22,649
Net income	—	—	405	—	—	—	—	405	594	999
Other comprehensive income (loss)	—	—	—	(708)	122	—	—	(586)	(753)	(1,339)

Total comprehensive income (loss)	—	—	405	(708)	122	—	—	(181)	(159)	(340)
Issue of shares net of issue expenses	10	479	—	—	—	—	—	489	—	489
Exercise of share options into Company’s shares	*) —	5	—	—	(4)	—	—	1	—	1
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Revaluation of loans to purchase share	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	4	—	—	4	10	14
Dividends declared **)	—	—	(147)	—	—	—	—	(147)	—	(147)
Capital issuance to non-controlling interests	—	—	—	*) —	(25)	—	—	(25)	578	553
Acquisition of non-controlling interests	—	—	—	*) —	(2)	—	—	(2)	(35)	(37)
Conversion and repurchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	1	1
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(408)	(408)

Balance as of June 30, 2013	229	4,289	4,957	(1,621)	155	*) —	(21)	7,988	14,787	22,775

*)	Represents an amount of less than NIS 1 million.
**)	In 2013 the Company declared dividends of NIS 0.86 per share (a total amount of approximately NIS 147 million), of which NIS 71 million (NIS 0.43 per share) was paid on April 22, 2013 and NIS 76 million (NIS 0.43 per share) was paid on July 2, 2013.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

7

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Adjustments from translation of financial statements	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2012 (audited)	218	3,787	3,904	(728)	150	*) —	(21)	7,310	12,318	19,628
Net income	—	—	546	—	—	—	—	546	777	1,323
Other comprehensive income	—	—	—	171	35	—	—	206	238	444

Total comprehensive income	—	—	546	171	35	—	—	752	1,015	1,767
Expiration and exercise of share options into Company’s share	—	4	—	—	(4)	—	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture	—	—	*) —	—	*) —	—	—	—	—	—
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayments of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Cost of share-based payment	—	—	—	—	2	—	—	2	23	25
Dividend declared	—	—	(132)	—	—	—	—	(132)	—	(132)
Capital issuance to non-controlling interests	—	—	—	—	9	—	—	9	139	148
Acquisition of non-controlling interests	—	—	—	—	(35)			(35)	—	(35)
Conversion and repurchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(4)	(4)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(367)	(367)

Balance as of June 30, 2012	218	3,791	4,318	(557)	157	*) —	(21)	7,906	13,124	21,030

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

8

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of April 1, 2013	219	3,810	4,973	(1,417)	54	*) —	(21)	7,618	14,781	22,399
Net income	—	—	60	—	—	—	—	60	287	347
Other comprehensive income (loss)	—	—	—	(204)	102	—	—	(102)	(187)	(289)

Total comprehensive income (loss)	—	—	60	(204)	102	—	—	(42)	100	58
Issue of shares net of issue expenses	10	479	—	—	—	—	—	489	—	489
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	2	*) —	—	2	3	5
Dividend declared **)	—	—	(76)	—	—	—	—	(76)	—	(76)
Capital issuance to non-controlling interests	—	—	—	*) —	*) —	—	—	*) —	47	47
Acquisition of non-controlling interests	—	—	—	*) —	(3)	—	—	(3)	—	(3)
Repurchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	1	1
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(145)	(145)

Balance as of June 30, 2013	229	4,289	4,957	(1,621)	155	*) —	(21)	7,988	14,787	22,775

*)	Represents an amount of less than NIS 1 million.
**)	On May 27, 2013 the Company declared a dividend in amount of NIS 0.43 per share (a total of approximately NIS 76 million), that was paid on July 2, 2013.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

9

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Adjustments from translation of financial statements	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of April 1, 2012	218	3,787	4,096	(820)	135	*) —	(21)	7,395	12,402	19,797
Net income	—	—	288	—	—	—	—	288	470	758
Other comprehensive income	—	—	—	263	24	—	—	287	359	646

Total comprehensive income	—	—	288	263	24	—	—	575	829	1,404
Expiration and exercise of share options into Company’s shares	—	4	—	—	(4)	—	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture	—	—	*) —	—	*) —	—	—	—	—	—
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Cost of share-based payment	—	—	—	—	1	—	—	1	11	12
Dividend declared	—	—	(66)	—	—	—	—	(66)	—	(66)
Capital issuance to non-controlling interests	—	—	—	—	1	—	—	1	16	17
Conversion and repurchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	*) —	*) —
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(134)	(134)

Balance as of June 30, 2012	218	3,791	4,318	(557)	157	*) —	(21)	7,906	13,124	21,030

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

10

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2012 (audited)	218	3,787	3,904	(728)	150	*) —	(21)	7,310	12,318	19,628
Net income	—	—	957	—	—	—	—	957	1,577	2,534
Other comprehensive income (loss)	—	—	—	(185)	1	—	—	(184)	(283)	(467)

Total comprehensive income (loss)	—	—	957	(185)	1	—	—	773	1,294	2,067
Exercise and expiration of share options issued by the Company	1	18	—	—	(16)	—	—	3	—	3
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture	—	—	102	—	(102)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	4	—	—	4	43	47
Dividend declared	—	—	(264)	—	—	—	—	(264)	—	(264)
Capital issuance to non-controlling interests	—	—	—	—	125	—	—	125	2,099	2,224
Acquisition of non-controlling interests	—	—	—	—	(102)	—	—	(102)	(267)	(369)
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(12)	(12)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(675)	(675)

Balance as of December 31, 2012 (audited)	219	3,805	4,699	(913)	60	*) —	(21)	7,849	14,800	22,649

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

11

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Cash flows from operating activities:
Net income	999	1,323	347	758	2,534

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	849	1,052	585	572	2,094
Company’s share in earnings of equity-accounted investees, net	(105)	(154)	(47)	(74)	(299)
Fair value gain from investment property and investment property under development, net	(391)	(1,031)	(214)	(718)	(1,913)
Depreciation and amortization of fixed and intangible assets	18	20	9	14	34
Taxes on income	127	343	53	211	681
Impairment loss of other assets	—	—	—	—	7
Capital loss, net	42	13	25	10	5
Change in employee benefit liability, net	—	(1)	(1)	—	(2)
Loss (gain) from decrease in holding interest and disposal of investees, net	11	(3)	11	5	—
Gain from bargain purchase	—	(119)	—	(37)	(134)
Cost of share-based payment	17	25	8	12	47

	568	145	429	(5)	520

Changes in assets and liabilities items:
Increase in trade and other accounts receivable	(174)	(59)	(115)	(31)	(29)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(31)	26	(3)	31	2
Increase (decrease) in trade and other accounts payable	(223)	(129)	2	(6)	(104)
Increase in tenants’ security deposits, net	1	5	1	1	4

	(427)	(157)	(115)	(5)	(127)

Net cash provided by operating activities before interest, dividend and taxes	1,140	1,311	661	748	2,927

Cash paid and received during the period for:
Interest paid	(1,054)	(970)	(608)	(479)	(1,964)
Interest received	19	26	5	13	54
Dividend received	71	65	39	33	395
Taxes paid	(24)	(37)	(17)	(32)	(44)
Taxes received	7	—	7	—	25

	(981)	(916)	(574)	(465)	(1,534)

Net cash provided by operating activities	159	395	87	283	1,393

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

12

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Cash flows from investing activities:
Proceeds from sale of investees	54	12	54	—	12
Investments and loans to investees	(763)	(194)	(68)	(35)	(266)
Acquisition, construction and development of investment property	(1,490)	(2,851)	(862)	(1,836)	(5,692)
Investments in fixed assets	(5)	*) —	(4)	*) —	(49)
Proceeds from sale of investment property and investment property under development	1,624	937	1,013	554	1,482
Proceed from sale of fixed assets	2	—	2	—	—
Grant of long-term loans	(288)	(176)	(235)	(36)	(583)
Collection of long-term loans	104	1	99	1	79
Short-term investments, net	(103)	370	(233)	77	(20)
Investment in financial assets	(23)	(347)	(22)	(131)	(743)
Proceeds from sale of financial assets	5	454	—	280	1,134

Net cash used in investing activities	(883)	(1,794)	(256)	(1,126)	(4,646)

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

13

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Cash flows from financing activities:
Issue of shares net of issue expenses	490	—	490	—	—
Repayment of loans granted for purchase of Company’s shares	*) —	*) —	*) —	*) —	*) —
Exercise of share options into Company’s shares	*) —	*) —	—	*) —	3
Capital issuance to non-controlling interests, net	504	75	34	17	1,832
Acquisition of non-controlling interests	(102)	—	(69)	—	(263)
Dividend paid to equity holders of the Company	(71)	(66)	(71)	(66)	(264)
Dividend paid to non-controlling interests	(412)	(363)	(264)	(238)	(653)
Receipt of long-term loans	1,039	2,641	282	926	6,140
Repayment of long-term loans	(4,367)	(2,684)	(3,008)	(1,453)	(6,042)
Repayment of long-term credit facilities from banks, net	(755)	(319)	(683)	422	(169)
Repayment and early redemption of debentures and convertible debentures	(833)	(782)	(812)	(473)	(3,177)
Short-term credit from banks and others, net	(71)	(157)	(249)	(24)	(85)
Issue of debentures and convertible debentures, net of issue expenses	4,967	2,954	3,923	2,255	6,168

Net cash provided by (used in) financing activities	389	1,299	(427)	1,366	3,490

Exchange differences on balances of cash and cash equivalents	(39)	3	(9)	(5)	(93)

Increase (decrease) in cash and cash equivalents	(374)	(97)	(605)	518	144
Cash and cash equivalents at the beginning of the period	1,683	1,539	1,914	924	1,539

Cash and cash equivalents at the end of the period	1,309	1,442	1,309	1,442	1,683

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

14

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
(a) Significant non-cash transactions:
Conversion and interest payment of convertible debentures into subsidiary’s shares	31	73	—	*) —	321

Acquisition of subsidiary’s shares in exchange for issuance of shares by subsidiary	—	—	—	—	106

Dividend payable to equity holders of the Company	76	66	76	66	—

Dividend payable to non-controlling interests	81	68	81	68	87

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

15

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	These condensed interim consolidated financial statements have been prepared in a condensed format as of June 30, 2013 and for the six months then ended (“reporting period”) and three months then ended (“condensed interim consolidated financial statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2012 and for the year then ended and accompanying notes, approved by the board of directors on March 19, 2013 (“annual financial statements”).

b.	As of June 30, 2013 (the “reporting date”), the Group has a working capital deficiency of New Israeli Shekels (“NIS”) 442 million. The Group has unused approved credit facilities in the amount of NIS 7.6 billion available for immediate drawdown. In addition, as of the reporting date, the Group has unencumbered investment property and investment property under development presented in the condensed interim consolidated financial statements at their fair value of NIS 38.5 billion. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements:

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company:

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

IAS 1—Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1 (“the Amendment”) accordingly, items which may be carried to profit or loss at a later stage should be presented separately in other comprehensive income from items that can never be carried to profit or loss.

The Amendment is applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2013, or thereafter.

16

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 13—Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value reflects the ability of market participant to generate economic benefits by using the asset in its highest and best use. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

In addition, IFRS 13 requires to disclose the carrying amount and fair value of certain financial instruments according to IFRS 7 (see also Note 4).

IFRS 13 is applied prospectively commencing January 1, 2013 and is not applied to comparative figures. The initial implementation of IFRS 13 did not have material impact on the Company’s financial statements, other than mentioned above.

c.	Disclosure of new IFRSs’ in the period prior to their adoption

a.	Amendments to IAS 36—Impairment of Assets

In May 2013, the IASB issued certain amendments to IAS 36—Impairment of Assets (“the Amendments”) regarding the required disclosure of assets fair value less costs of disposal.

The Amendments include additional disclosure requirements regarding the recoverable amount and fair value. The additional disclosure will include the level of fair value hierarchy, valuation technique and changes in valuation technique, discount rates and key assumptions for valuation.

The Amendments should be applied commencing the financial statements for yearly periods beginning on January 1, 2014 or thereafter. Early application is permitted. The appropriate required disclosures of the Amendments will be included in the Company’s initial financial statements upon initial adoption of the Amendments.

17

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.	Capital raising by the Group

1.	In June 2013 CTY issued to its shareholders by way of rights issuance 114.4 million shares, which represented 35% of CTY’s total share capital and voting rights, in gross consideration of € 200 million (NIS 962 million).

The Company purchased as part of the rights issuance approximately 56.1 million shares in consideration for € 98.1 million (NIS 472 million). There was no material change in the Company’s interest in CTY due to the Company’s participation in the rights issuance.

2.	On June 13, 2013, the Company issued to the public through shelf prospectus, approximately 10.4 million ordinary shares, at a price of NIS 47.9 per share, for a total gross consideration of NIS 500 million (approximately NIS 490 million, net of issuance expenses).

b.	Debenture and convertible debenture raising by the Group

1.	In January 2013, FCR issued to the public in Canada C$ 100 million (NIS 359 million) par value unsecured debentures (series P), by way of expansion of a listed series. The debentures bear fixed annual interest rate of 3.95% and payable in one installment on December 5, 2022.

2.	In March 2013, FCR issued to the public in Canada C$ 125 million (NIS 449 million) par value unsecured debentures (series Q). The debentures bear annual interest rate of 3.90% and payable in one installment on October 30, 2023.

3.	In February 2013, FCR issued to the public in Canada C$ 57.5 million (NIS 206 million) par value unsecured convertible debentures. The convertible debentures bear annual interest rate of 4.45% and are convertible into FCR shares for C$ 26.75–C$ 27.75 (subject to the date of conversion) per share on each day after their listing for trade and payable on February 28, 2020.

4.	In April 2013, ATR issued to the public € 350 million (NIS 1,652 million) par value unsecured debentures that bear annual interest rate of 4% and payable in one instalment in April 2020.

5.	In May 2013, FCR issued to the public in Canada C$ 175 million (NIS 604 million) par value unsecured debentures (series Q), by way of expansion of a listed series.

FCR used the net proceeds of the offering to early redeem its C$ 53.9 million (NIS 186 million) debentures (series E) that bear annual interest rate of 5.36% and their original redemption date was in January 2014.

18

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

6.	In June 2013, the Company issued to the public NIS 731 million par value unsecured debentures (series K), by way of expansion of listed series for net consideration of NIS 856 million.

The parent company purchased, as part of the issuance, NIS 64 million par value unsecured debentures (series K) for consideration of NIS 75 million.

7.	In June 2013, CTY issued to the public € 500 million (NIS 2,360 million) par value unsecured debentures that bear annual interest rate of 3.75% and mature on June 24, 2020.

CTY used the net proceeds of the offering, inter alia, to early redeem bank loans and unwind hedging transactions of interest swaps.

Therefore, the Group reclassified EUR 24.9 million (NIS 118 million) from other comprehensive income to finance expense in the profit or loss.

In June 2013, CTY early redeemed EUR 28.5 million (NIS 135 million) par value debentures that bear annual interest rate of 4.25% and 5.10% and their original redemption date was in the years 2014 and 2017.

c.	Other events

1.	During the reporting period, the Company purchased additional 2.1 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchase, the Company’s interest in CTY increased to 49.4% and the Company recognized an equity increase at an amount of NIS 7 million.

2.	In January 2013 CTY completed, together with Canada Pension Plan Investment Board (“CPPIB”) at equal portions, the purchase of shopping center in Stockholm, Sweden, at a price of € 530 million (NIS 2.5 billion), through equity-accounted joint venture. The purchase was financed by the joint venture with a secured 5 years loan of € 265 million (NIS 1.2 billion) and with equity.

3.	In April 2013 the Company sold its remaining interest in RSC activity to its partner, that includes 50% interest in a senior housing facility and 60% interest in land, in consideration for U.S.$ 15 million (NIS 54 million).

4.	In May 2013, S&P initially assigned CTY’s short and long-term credit rating to investment grade level of A-3 and BBB-, respectively, with stable outlook.

In May 2013, Moody’s initially assigned CTY’s long-term credit rating to investment grade level of Baa3, with stable outlook.

5.	On May 13, 2013, S&P Maalot upgraded the Company’s credit rating for all the series of outstanding debentures to ilAA- from ilA+, with stable outlook.

19

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

6.	In February 2013, the Company’s Compensation Committee and the Board of Directors approved a grant of approximately 522 thousands non tradable and non listed share options, 95 thousands Restricted Share Units (“RSUs”) and 112 thousands Performance Share Units (“PSUs”) to six officers of the Company and 24 employees (the “grantees”), according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance (as disclosed in Note 28e in the annual financial statements). The value of all the equity Instruments granted at the grant day totalled to NIS 13.9 million.

Each share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 48.647 (which was calculated at the share’s average price on the stock exchange in the 30 days prior to the grant date), linked to the Israeli CPI and subject to adjustments for share distributions, rights issue and dividends distribution. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the date of grant of the options, and the options expire 4 years after the date of grant. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 13.3. The option fair value was calculated using standard deviation of 33.73%, risk free interest rate of 0.22% and share price of NIS 48.6.

Each RSUs and PSUs are exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the date of grant of the RSUs. The fair value of each RSU on the grant date is approximately NIS 47.64.

The PSUs (which were granted to officers only) vest over three years in one instalment from the date of grant and are subject to a general yield (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the date of the grant. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date. The fair value of each PSU on the grant date, based on Black-Scholes model is approximately NIS 21.6. The PSU fair value was calculated using standard deviation of 28.83%, risk free interest rate of 0% and share price of NIS 47.6.

20

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments:

The carrying amount of certain financial assets and liabilities including cash, trade receivables, other receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below (see also Note 2b):

	June 30, 2013
	Carrying amount	Fair value
	NIS in million
Debentures	22,673	24,194
Convertible debentures	1,476	1,548
Interest bearing loans from financial institutions and others	15,560	15,851

	39,709	41,593

b.	Classification of financial instruments by fair value hierarchy:

During the reporting period a liability measured at its fair value in level 3 was disposed of due to exercise of put option by non-controlling interests at amount of NIS 69 million. Other than that, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2012. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

NOTE 5:- EVENTS AFTER THE REPORTING DATE

a.	In July 2013, the Company’s Board of Directors approved, after receiving the approval of the Compensation Committee, the adoption of a compensation policy for the officers of the Company, pursuant to the provisions of Amendment No. 20 to the Israeli Companies Law, 1999. The compensation policy will be applied to the Company’s President, Executive vice Presidents and Vice Presidents, as well as to directors of the Company, including those who hold an executive position in it (with the exception of the Company’s controlling shareholders).

At the same date, the Company’s Board of Directors and Compensation Committee approved extending Mr. Aharon Soffer’s appointment as the Company’s President for an additional three-year period starting on November 1, 2013, and updating the terms of his employment in the Company.

The approval of the Compensation policy and the engagement with the Company’s President are subject to the approval of the Company’s general meeting, which will convene on September 3, 2013.

21

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- EVENTS AFTER THE REPORTING DATE (Cont.)

b.	In July 2013, the Company’s Board of Directors and Compensation Committee approved extending Mr. Arie Mientkavich’s appointment as Active Deputy Chairman of the Company’s Board of Directors, in a part time position of 50%, for additional three-year period starting on the date on which the approval of the Company’s general meeting is obtained.

In addition, subject to the approval of the Company’s compensation policy by the general meeting, the Compensation Committee approved the payment of the portion of the annual bonus approved for Mr. Mientkavich’s by the Company’s Board of Directors for 2012, in the amount of NIS 180 thousand (out of total bonus amount of NIS 500 thousand), after the Committee was assured that had the compensation policy applied also to the bonus for 2012, Mr. Mientkavich’s would have been entitled to a total bonus of NIS 500 thousand.

In addition, subject to the approval of the Company’s compensation policy by the general meeting, the Company’s Compensation committee and the Board of Directors approved a grant of approximately 144 thousands non listed share options, 16 thousands RSUs and 36 thousands PSUs to Mr. Arie Mientkavich, according to capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance. The value of all equity instruments granted at the Board of Directors approvement date totaled to NIS 3 million.

The exercise price of the share options will be calculated at the share’s average price on the stock exchange in the 30 days prior to the grant date. For details regarding the vesting period, adjustments to exercise price and exercise method of the equity instruments, see Note 3c6.

c.	On July 30, 2013, the Knesset approved the economic plan for 2013-2014 (the Budget Law), which includes, inter alia, fiscal changes aimed mainly at increasing tax collection for these years.

These changes include, inter alia, increase of the corporate tax rate from 25% to 26.5% and taxation of revaluation starting from January 1, 2014.

22

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- EVENTS AFTER THE REPORTING DATE (Cont.)

The deferred tax balances included in the financial statements as of June 30, 2013 are calculated according to the tax rates in effect at the reporting date, and do not take into account the effects which could result from the changes in the Law. The said effects will be included in financial statements published starting from the date on which the de facto enactment of the Law was completed, namely the third quarter of 2013.

The Company estimates that the effect of the change in tax rates as of June 30, 2013 will result in a net increase of NIS 19 million in the deferred tax liability and a decrease in company’s shareholders’ equity of NIS 17 million.

d.	In August 2013, Gazit Development issued 6.5 million warrants for no consideration, by way of a rights issuance. Each warrant is exercisable up to three years from the issuance date into one share of Gazit Development, at an exercise price of NIS 44.01, which bears interest at an annual rate of 6.7% and is linked to the Israeli consumer price index. At the Issuance Date, the Company exercised all warrants allotted to it in consideration for NIS 214 million, against a decrease in the balance of the loans granted to Gazit Development.

Following the rights issuance and the warrants exercise by the Company, the interest in Gazit Development increase from 75% to 82.5%. There was no material impact on the Company’s shareholders equity.

e.	On August 22, 2013 FCR announced an issue to the public in Canada of C$50 million (NIS 173 million) par value unsecured debentures (series O), by way of expansion of a listed series. The debentures bear annual interest rate of 4.43% and payable in one instalment on January 31, 2022. The issue is expected to be closed on August 29, 2013.

f.	On August 26, 2013 the Company declared a dividend in the amount of NIS 0.43 per share (a total of approximately NIS 76 million), payable on October 9, 2013 to the shareholders of the Company on September 24, 2013.

23

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- OPERATING SEGMENTS

The Company reports five reportable segments according to the management approach of IFRS 8.

The information of the segment “shopping centers in North Europe” reflects the full value of the joint venture Kista Galleria that was purchased during the reporting period (see Note 3c2 above), and it is being offset against the consolidation adjustments column. The increase of the segment assets as shown below results from the above mentioned joint venture acquisition.

The information of the segment “initiation and performance of construction works” does not include the residential activity in Canada, which does not constitute a segment and is part of the consolidation adjustments column.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the six months Ended June 30, 2013
Segment revenues	621	1,140	708	671	848	263	(677)	3,574

Segment results	215	659	424	365	30	137	145	1,975

Finance expenses, net								(849)

Income before taxes on income								1,126

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the six months Ended June 30, 2012
Segment revenues	630	1,050	572	657	932	296	(678)	3,459

Segment results	231	630	321	373	19	172	972	2,718

Finance expenses, net								(1,052)

Income before taxes on income								1,666

24

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months Ended June 30, 2013
Segment revenues	300	560	345	330	454	130	(312)	1,807

Segment results	98	326	214	172	14	66	95	985

Finance expenses, net								(585)

Income before taxes on income								400

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months Ended June 30, 2012
Segment revenues	323	532	286	326	457	147	(347)	1,724

Segment results	86	323	161	187	20	91	673	1,541

Finance expenses, net								(572)

Income before taxes on income								969

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
For the year ended December 31, 2012
Segment revenues	1,256	2,237	1,185	1,324	1,749	565	(1,318)	6,998

Segment results	339	1,319	694	718	27	351	1,861	5,309

Finance expenses, net								(2,094)

Income before taxes on income								3,215

25

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Segment assets

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
June 30, 2013	11,225	25,313	15,486	13,486	1,762	6,357	(4,927)	68,702

June 30, 2012	11,856	24,153	12,964	13,822	1,573	7,445	(3,348)	68,465

December 31, 2012 (audited)	11,824	26,849	13,522	13,838	1,707	6,503	(3,181)	71,062

NOTE 7:- ATTACHMENT OF FINANCIAL STATEMENTS OF JOINTLY CONTROLLED COMPANY

The Company is attaching the financial statements of ATR, a jointly controlled entity, which is being reported according to the equity method.

The financial statements of ATR are prepared according to IFRS as endorsed by the European Union (“EU”). The effect of the adjustment of ATR’s financial statements from IFRS as endorsed by the EU to IFRS as published by the IASB, is not material.

------------

26

GAZIT-GLOBE LTD.

Presentation of Financial Data from the Condensed Consolidated Interim Financial Statements

Attributable to the Company

As of June 30, 2013

Unaudited

INDEX

Page
Special Report by the Independent Auditor according to Regulation 38d	2

Presentation of Financial Data from the Condensed Consolidated Interim Financial Statements Attributable to the Company	3

Financial Information out of Condensed Consolidated Statements of Financial Position attributed to the Company	4-5

Financial Information out of Condensed Consolidated Statements of Income attributed to the Company	6

Financial Information out of Condensed Consolidated Statements of Comprehensive Income attributed to the Company	7

Financial Information out of Condensed Consolidated Statements of Cash Flows attributed to the Company	8-9

Additional Information	10-12

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of June 30, 2013 and for the periods of six and three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for these interim periods, based on our review.

We did not review the separate interim financial information of a certain investee whose assets less attributable liabilities amounted to NIS 3,722 million as of June 30, 2013, and for which the Company’s share of its earnings amounted to NIS 87 million and NIS 35 million in the periods of six and three months then ended, respectively. The financial statements of this company were reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the financial statements with respect to this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 26, 2013	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the condensed consolidated interim financial statements attributable to the Company

Below are separate financial data and financial information from the Group’s condensed consolidated interim financial statements as of June 30, 2013, published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries—as defined in Note 1 to the annual consolidated financial statements.

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ATTRIBUTED TO THE COMPANY

	June 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
ASSETS
Current assets
Cash and cash equivalents	169	475	780
Short-term loans and current maturities of long-term loans to subsidiaries	222	136	217
Financial derivatives	83	78	81
Other accounts receivable	2	11	1

Total current assets	476	700	1,079

Non-current assets
Long-term loans *)	—	—	—
Financial derivatives	1,112	865	910
Loans to subsidiaries	6,800	7,755	6,790
Debentures of subsidiary	—	228	—
Investments in subsidiaries	11,782	10,601	11,294
Fixed assets, net	7	6	7
Deferred expenses	*) —	*) —	1

Total non-current assets	19,701	19,455	19,002

Total assets	20,177	20,155	20,081

*)	Represents an amount lower than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ATTRIBUTED TO THE COMPANY

	June 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY
Current liabilities
Current maturities of debentures	523	934	731
Financial derivatives	3	2	—
Trade payables	2	2	1
Other accounts payable	137	215	162
Current tax payable	1	1	1
Dividend declared	76	66	—

Total current liabilities	742	1,220	895

Non-current liabilities
Loans from banks and others	1,505	2,502	2,118
Debentures	9,777	8,406	9,098
Deferred taxes	165	121	121

Total non-current liabilities	11,447	11,029	11,337

Equity attributable to equity holders of the Company
Share capital	229	218	219
Share premium	4,289	3,791	3,805
Reserves	(1,487)	(421)	(874)
Retained earnings	4,957	4,318	4,699

Total equity	7,988	7,906	7,849

Total liabilities and equity	20,177	20,155	20,081

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

August 26, 2013
Date of approval of the	Chaim Katzman	Aharon Soffer	Gil Kotler
financial statements	Chairman of the Board	President	Executive Vice President and CFO

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF INCOME ATTRIBUTED TO THE COMPANY

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Management fees from related companies	1	1	1	1	3
Finance income from subsidiaries	164	168	82	80	388
Other finance income	227	22	44	21	18

Total income	392	191	127	102	409

General and administrative expenses	36	30	19	16	68
Finance expenses	300	382	188	223	606
Other expenses	*) —	—	*) —	—	*) —

Total expenses	336	412	207	239	674

Profit (loss) before income from subsidiaries, net	56	(221)	(80)	(137)	(265)
Income from subsidiaries, net	395	756	149	423	1,210

Income before taxes on income	451	535	69	286	945
Taxes on income (tax benefit)	46	(11)	9	(2)	(12)

Net income attributable to the Company	405	546	60	288	957

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME ATTRIBUTED TO THE COMPANY

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Net income attributable to the Company	405	546	60	288	957

Other comprehensive income (loss) attributable to the Company (net of tax effect):
Items that are or will be reclassified to profit or loss:
Exchange differences on foreign currency translation	(8)	33	4	102	(90)

Other comprehensive income (loss) attributable to the Company	(8)	33	4	102	(90)
Other comprehensive income (loss) attributable to subsidiaries (net of tax effect)	(572)	157	(106)	166	(104)

	(580)	190	(102)	268	(194)

Items not to be reclassified to profit or loss:
Gain (loss) on revaluation of fixed assets attributable to subsidiary	(6)	16	—	19	10

Total other comprehensive income (loss) attributable to the Company	(586)	206	(102)	287	(184)

Total comprehensive income (loss) attributable to the Company	(181)	752	(42)	575	773

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS ATTRIBUTED TO THE COMPANY

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Cash flows from operating activities of the Company
Net income attributable to the Company	405	546	60	288	957

Adjustments required to present cash flows provided by (used in) operating activities of the Company:
Adjustments to profit or loss items of the Company:
Depreciation	*) —	1	*) —	1	1
Finance expenses (income), net	(91)	192	62	122	200
Income from subsidiaries, net	(395)	(756)	(149)	(423)	(1,210)
Cost of share-based payment	4	2	2	1	4
Taxes on income (tax benefit)	46	(11)	9	(2)	(12)

	(436)	(572)	(76)	(301)	(1,017)

Changes in asset and liability items of the Company:
Decrease (increase) in other accounts receivable	(1)	(1)	12	(13)	(11)
Increase (decrease) in trade and other accounts payable	1	(25)	(5)	(25)	6

	—	(26)	7	(38)	(5)

Cash paid and received during the period by the Company for:
Interest paid	(276)	(340)	(105)	(161)	(661)
Interest received	1	1	—	—	1
Interest received from subsidiaries	113	52	40	11	303
Taxes paid	(3)	(1)	(2)	—	(2)
Dividend received from subsidiary	113	99	113	99	99

	(52)	(189)	46	(51)	(260)

Net cash provided by (used in) operating activities of the Company	(83)	(241)	37	(102)	(325)

*)	Represents an amount lower than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS ATTRIBUTED TO THE COMPANY

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Cash flows from investing activities of the Company
Acquisition of fixed assets	(1)	(1)	—	(1)	(1)
Investments in subsidiaries	(803)	—	(306)	—	(248)
Loans repaid by (granted to) subsidiaries, net	(171)	(358)	(114)	(186)	150
Proceeds from sale of convertible debenture of subsidiary	—	—	—	—	208

Net cash provided by (used in) investing activities of the Company	(975)	(359)	(420)	(187)	109

Cash flows from financing activities of the Company
Issue of shares net of issue expenses	490	—	490	—	—
Exercise of share options into shares	*) —	*) —	—	*) —	3
Repayment of loans for purchase of company shares	*) —	*) —	*) —	*) —	*) —
Dividend paid to equity holders of the Company	(71)	(66)	(71)	(66)	(264)
Issue of debentures less issue expenses	856	685	856	251	1,676
Repayment and early redemption of debentures	(409)	(300)	(409)	(3)	(786)
Receipt (repayment) of long-term credit facilities from banks, net	(418)	68	(346)	327	(314)

Net cash provided by financing activities of the Company	448	387	520	509	315

Exchange differences on balance of cash and cash equivalents	(1)	(4)	(1)	(1)	(11)

Increase (decrease) in cash and cash equivalents	(611)	(217)	136	219	88
Cash and cash equivalents at the beginning of period	780	692	33	256	692

Cash and cash equivalents at the end of period	169	475	169	475	780

Significant non-cash transactions of the Company
Dividend payable to equity holders of the Company	76	66	76	66	—

Exchange of loans granted to subsidiary for share issuance	—	—	—	—	373

Redemption of preferred shares of a subsidiary against loan repayment	—	—	—	—	180

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

a.	General

This separate financial information as of June 30, 2013 and for the six and three month then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2012 and for the year then ended and accompanying notes thereto, authorized by the board of directors on March 19, 2013 and with financial information in the interim condensed consolidated financial statements as of June 30, 2013.

b.	As of June 30, 2013 (the “reporting date”), the Company has a working capital deficiency of NIS 266 million. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.6 billion available for immediate drawdown. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Effect of new IFRS standards adoption:

IAS 1—Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1 (“the Amendment”) which provides guidance for the presentation of other comprehensive income. According to the Amendment, items which may be carried to profit or loss at a later stage should be presented separately from items that can never be carried to profit loss.

The Amendment is applied retrospectively commencing from the financial statements for annual period beginning on January 1, 2013, or thereafter.

d.	Material events during the period

1.	For information regarding grant of equity instruments to the Company’s officers and employees during February 2013, see Note 3c6 to the consolidated condensed interim financial statements.

2.	In the first quarter of 2013, CTY declared a dividend amounting to EUR 49 million. The Company’s share of this dividend, paid in April 2013, amounted to NIS 113 million.

3.	During the reporting period, the Company purchased additional 2.1 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchases, the Company’s interest in CTY increased to 49.4%.

4.	In March 2013 CTY issued to its shareholders by way of rights offering 114.4 million shares, which represent 35% of CTY’s total share capital and voting rights, in consideration for € 200 million (NIS 962 million).

As part of the rights issuance, the Company purchased approximately 56.1 million shares in consideration for € 98.1 million (NIS 472 million). There was no material change in the Company’s interest in CTY due to its participation in the rights issuance.

5.	On May 13, 2013, S&P Maalot upgraded the Company’s credit rating for all the series of outstanding debentures to ilAA- from ilA+, with stable outlook.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

d.	Material events during the period (Cont.)

6.	On June 13, 2013, the Company completed a public offering through self prospectus, of approximately 10.4 million ordinary shares, at a price of NIS 47.9 per share, for a gross consideration of NIS 500 million (approximately NIS 490 million, net of issuance expenses).

7.	In June 2013, the Company completed a public placement of NIS 731 million par value unsecured debentures (series K), by way of expansion of listed series for net consideration of NIS 856 million.

The parent company purchased, as part of the placement, NIS 64 million par value unsecured debentures (series K) for consideration of NIS 75 million.

e.	IFRS 7—Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	June 30, 2013
	Carrying amount	Fair value
	NIS in million
Debentures	10,300	11,453
Loans from banks and others	1,505	1,517

	11,805	12,970

2.	Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2012. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

f.	Events after the reporting date

1.	For information regarding approval of compensation policy to senior officers of the Company, and the extension of Mr.Aharon soffer’s appointment as the Company’s president and updating the terms of his employment, and the extension of Mr.Arie Mientkavich’s appointment as the Active Deputy Chairman of the Board of directors, and of grant of equity instruments to Mr.Arie Mientkavich’s during July 2013, see Notes 5a and 5b to the condensed consolidated interim financial statements.

2.	On July 30, 2013, the Knesset approved the economic plan for 2013-2014 (the Budget Law), which includes, inter alia, fiscal changes aimed mainly at increasing tax collection for these years.

The said changes include, inter alia, increase of the corporate tax rate from 25% to 26.5% and taxation of revaluation gains starting from January 1, 2014. For additional information see Note 5c to the condensed consolidated interim financial statements.

The Company estimates that the effect of the change in tax rates as of June 30, 2013 will result in an increase of NIS 8 million in the deferred tax liability, decrease of NIS 9 million in investment in subsidiaries and decrease of NIS 17 million in shareholders’ equity.

3.	For information regarding rights issuance in Gazit Development after the reporting date, see Note 5d to the condensed consolidated interim financial statements.

g.	Dividend declared

On August 26, 2013, the Company declared a dividend in the amount of NIS 0.43 per share (a total of approximately NIS 76 million), payable on October 9, 2013, to the shareholders of the Company on September 24, 2013.

-------------------------------

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gil Kotler, Senior Executive Vice President and Chief Financial Officer;

3.	Eran Ballan, Senior Executive Vice President and General Counsel;

4.	Varda Zuntz, Head of Corporate Responsibility;

5.	Rami Vaisenberger, Vice President and Controller;

6.	Shlomi Drori, Vice President Supervision and Control;

7.	Ronen Geles Vice President Finance;

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Quarterly Report for the period ended March 31, 2013 (the “Last Quarterly Report regarding Internal Control”), the internal control was found to be effective.

Through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as found in the Last Quarterly Report regarding Internal Control.

As of the date of the report, based on that stated in the Last Quarterly Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

Officers’ Declarations

A)	Declaration of the President in accordance with Regulation 38C(d)(l):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the second quarter of 2013 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report (quarterly or periodic, as the case may be) and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

August 26, 2013
Aharon Soffer, President

B)	Declaration of the most senior officer in the finance area in accordance with Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gil Kotler, declare that:

(1)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the “Corporation”) for the second quarter of 2013 (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report (quarterly or periodic, as the case may be) and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

August 26, 2013
Gil Kotler, Senior Executive Vice President and Chief Financial Officer

Leader in Shopping Centres in Central and Eastern Europe

ATRIUM
PROMENADA

Interim Financial Report
30 June 2013

Interim Financial Statements

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statement of Financial Position as at 30 June 2013

		30/6/2013		31/12/2012
		€’000	€’000	€’000	€’000
	Note	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Assets
Non current assets
Standing investments	4	2,203,697		2,185,336
Developments and land	5	592,665		538,395
Other non current assets		54,752		93,386
			2,851,114		2,817,117
Current assets
Cash and cash equivalents	6	529,853		207,843
Other current assets*		46,145		40,562
			575,998		248,405
Total assets			3,427,112		3,065,522
Equity	7		2,294,708		2,281,372
Liabilities
Non current liabilities
Long term borrowings	8	804,188		462,075
Derivatives	9	12,781		17,828
Other non current liabilities		172,351		166,825
			989,320		646,728
Current liabilities
Short term borrowings	8	75,305		74,986
Other current liabilities*		67,779		62,436
			143,084		137,422
Total equity and liabilities			3,427,112		3,065,522

*	31/12/2012 balances have been reclassified

The interim Group management report and the condensed consolidated interim financial statements were approved and authorised for issue by the Board of Directors during the course of their meeting on 22 August 2013 and were duly signed on the Board’s behalf by Rachel Lavine, Chief Executive Officer and Peter Linneman, Director.

Interim Financial Report 30 June 2013    13

Interim Financial Statements

Condensed Consolidated Income Statement for the period ended 30 June 2013

		1/4/2013—30/6/2013		1/1/2013—30/6/2013		1/4/2012—30/6/2012		1/1/2012—30/6/2012
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income		50,555		101,130		47,578		96,157
Service charge income		19,076		38,136		18,679		37,162
Net property expenses		(20,576)		(42,989)		(19,771)		(41,582)
Net rental income			49,055		96,277		46,486		91,737
Net result on acquisitions and disposals		—		67		99		355
Costs connected with developments		(1,095)		(2,164)		(1,614)		(3,430)
Revaluation of investment properties		(911)		7,513		29,241		32,978
Other depreciation, amortisation and impairments	10	(4,908)		(5,552)		(421)		(792)
Administrative expenses		(6,689)		(12,853)		(6,487)		(12,215)
Net operating profit			35,452		83,288		67,304		108,633
Net financial expenses	11	(6,761)		(21,579)		(25,573)		(17,714)
Profit before taxation			28,691		61,709		41,731		90,919
Taxation charge for the period	12	(7,382)		(9,631)		(11,011)		(14,215)
Profit after taxation for the period			21,309		52,078		30,720		76,704
Attributable to:
Owners of the parent		21,323		52,106		33,348		79,238
Non controlling interest		(14)		(28)		(2,628)		(2,534)
			21,309		52,078		30,720		76,704
Basic and diluted earnings per share in €cents attributable to shareholders		5.7		13.9		8.9		21.4

Condensed Consolidated Statement of Comprehensive Income

for the period ended 30 June 2013

	1/4/2013—30/6/2013		1/1/2013—30/6/2013		1/4/2012—30/6/2012		1/1/2012—30/6/2012
(Unaudited)	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Profit for the period	21,309		52,078		30,720		76,704
Items that may be reclassified subsequently to the income statement:
Exchange differences arising on translation of foreign operations (net of deferred tax)	(4,687)		94		10,600		5,732
Movements in hedging reserves (net of deferred tax)	2,562		4,142		(2,305)		(4,037)
Total comprehensive income for the period		19,184		56,314		39,015		78,399
Attributable to:
Owners of the parent	19,198		56,342		41,640		80,929
Non controlling interest	(14)		(28)		(2,625)		(2,530)
		19,184		56,314		39,015		78,399

14

Interim Financial Statements

Condensed Consolidated Cash Flow Statement for the period ended 30 June 2013

	1/1/2013—30/6/2013	1/1/2012—30/6/2012
(Unaudited)	€’000	€’000
Cash flows generated from operating activities	71,072	67,878
Cash flows used in investing activities	(41,902)	(14,478)
Cash flows generated from/(used in) financing activities	294,045	(59,074)
Net increase/(decrease) in cash and cash equivalents	323,215	(5,674)
Cash and cash equivalents at the beginning of the period	207,843	234,924
Effect of exchange rate fluctuations on cash held	(1,205)	185
Cash and cash equivalents at the end of the period	529,853	229,435

Consolidated Statement of Changes in Equity for the period ended 30 June 2013

							Equity
							attribut-
							able to
							controlling	Non
		Stated	Other	Hedging	Retained	Currency	share-	controlling	Total
		capital	reserves	reserves	earnings	translation	holders	interest	equity
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2013		2,836,658	4,879	(14,441)	(457,158)	(85,505)	2,284,433	(3,061)	2,281,372
Total comprehensive income		—	—	4,142	52,106	94	56,342	(28)	56,314
Transactions with owners
Share based payment		—	382	—	—	—	382	—	382
Issue of no par value shares		681	(698)	—	—	—	(17)	—	(17)
Dividends	7	(37,402)	—	—	—	—	(37,402)	—	(37,402)
Acquisition of non controlling interest	7	—	—	—	(8,320)	—	(8,320)	2,379	(5,941)
Balance as at 30 June 2013		2,799,937	4,563	(10,299)	(413,372)	(85,411)	2,295,418	(710)	2,294,708

							Equity
							attribut-
							able to
							controlling	Non
		Stated	Other	Hedging	Retained	Currency	share-	controlling	Total
		capital	reserves	reserves	earnings	translation	holders	interest	equity
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543
Total comprehensive income		—	—	(4,037)	79,238	5,728	80,929	(2,530)	78,399
Transactions with owners
Share based payment		—	840	—	—	—	840	—	840
Issue of no par value shares		382	(59)	—	—	—	323	—	323
Dividends	7	(31,701)	—	—	—	—	(31,701)	—	(31,701)
Acquisition of non controlling interest		—	—	—	(21,441)	—	(21,441)	12,375	(9,066)
Balance as at 30 June 2012		2,867,799	4,352	(11,376)	(473,334)	(78,665)	2,308,776	(5,438)	2,303,338

Interim Financial Report 30 June 2013    15

Interim Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements for the period ended 30 June 2013

(Unaudited)

1. Reporting entity

Atrium European Real Estate Limited (“Atrium”) is a company incorporated and domiciled in Jersey. Its registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2. Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as endorsed by the EU.

The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with the consolidated annual financial statements of the Group as at and for the year ended 31 December 2012.

The annual consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU.

Basis of measurements

The financial statements are presented in thousands of Euros (“€’000”), rounded to the nearest thousand, unless stated otherwise.

Amendment to and interpretations of existing standards effective in the current period

The Group has adopted the following amended IFRS as of 1 January 2013:

•

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation – Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity. The new standard does not include a change in the consolidation procedures. The standard did not have an impact on the Group’s financial statements.

•

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures (2011). IFRS 11 distinguishes between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. An entity holding a joint operation will recognise its share in the assets, the liabilities, revenues and costs. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. An entity holding a joint venture will represent its investment in it using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures (2011). The standard did not have an impact on the Group’s financial statements.

•

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements replacing those in IAS 28 Investments in Associates and Joint Ventures (2011) and IAS 27 Separate Financial Statements (2011). Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, associates and joint arrangements and in unconsolidated structured entities. The standard did not have a material impact on the Group’s financial statements.

•

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 determines that an entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting. The standard did not have a material impact on the Group’s financial statements.

•

IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. The standard did not have a material impact on the Group’s financial statements.

•

Annual Improvements to IFRSs 2009-2011(May 2012), addressed the following amendments: IAS 1 Presentation of Financial Statements – clarification of the requirements for comparative information, IAS 32 Financial Instruments: Presentation – tax effect on distributions to holders of equity instruments and IAS 34 Interim Financial Reporting – interim financial reporting and segment information for total assets and liabilities. The amendments did not have a material impact on the Group’s financial statements.

16

Interim Financial Statements

New standards, amendments to and interpretations of existing standards that are not yet effective and have not been adopted by the Group early

The following standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1 January 2014 and subsequent periods.

•

IAS 32 Financial Instruments: Presentation-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011). An entity shall apply retrospectively those amendments for annual periods beginning on or after 1 January 2014. Earlier application is permitted. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•

IFRS 7 Financial Instruments: Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011) amends the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2015. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•

IFRS 9 Financial Instruments. In November 2009, the IASB issued IFRS 9, as a first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (the standard is effective for annual periods beginning on or after 1 January 2015 but may be applied earlier). IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•

IFRS 9 Financial Instruments (Amendments, October 2010) adds the requirements related to classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2015. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

Other new standards, amendments to and interpretations of existing standards that are not yet effective and have not already been early adopted by the Group are currently being reviewed.

Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2012.

Financial assets and liabilities

Other than as described in note 8, the Group believes that the carrying amounts of financial assets and liabilities which are carried at amortized cost in the financial statements are deemed not to be significantly different from their fair value. Loans to third parties with a book value of €8.1 million (31 December 2012: €8.1 million) were impaired to reflect the recoverable amounts.

Reclassification

Certain prior period balances have been reclassified from those initially reported in order to conform with the current period presentation.

3. Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2012 except for the new standards adopted by the Group as described above.

4. Standing investments

The current portfolio of standing investments of the Group consists of 156 properties (31 December 2012: 156).

	30/6/2013	31/12/2012
	€’000	€’000
Balance as at 1 January	2,185,336	2,077,246
Additions – technical improvements, extensions	9,360	33,629
Movements – financial leases	3,345	3,861
Transfers from developments and land	877	6,750
Currency translation difference	(6,825)	5,317
Revaluation of standing investments	11,604	58,533
Balance as at the end of the period	2,203,697	2,185,336

Interim Financial Report 30 June 2013    17

Interim Financial Statements

On 21 June 2013, Atrium announced the €151.7 million acquisition of the Galeria Dominikańska shopping centre in Wroclaw, Poland. During July 2013 we received approval for the acquisition from the Polish antimonopoly office and expect the transaction to be finalized in Q3 2013.

5. Developments and land

The current portfolio of developments and land of the Group consists of 36 projects (31 December 2012: 36).

	30/6/2013	31/12/2012
	€’000	€’000
Balance as at 1 January	538,395	587,351
Additions – cost of land and construction	27,210	26,161
Additions- new property	28,862	—
Movements – financial leases	2,836	(1,139)
Transfer to inventory	—	(1,744)
Transfer to standing investments	(877)	(6,750)
Disposals	—	(3,310)
Interest capitalised	438	1,320
Currency translation difference	(108)	—
Revaluation of developments and land	(4,091)	(63,494)
Balance as at the end of the period	592,665	538,395

In July 2012, Atrium signed definitive contracts with a general contractor for the construction of its new development project in Lublin, Poland. The total market value of Atrium Felicity at 30 June 2013 was €70.1 million, including additions of €20.2 million during the period. The total net incremental costs to complete the project are approximately €39.4 million. The hypermarket component of the project will be developed and then sold to a major international food retailer in line with a forward sale agreement concluded in June 2012. Accordingly, as at 30 June 2013 €5.8 million (31 December 2012: €2.2 million) was held as inventory and is reported within other current assets. Additions for the period also include €4.9 million associated with the extension of the group’s existing Atrium Copernicus centre in Torun, Poland. In June 2013, the Group acquired the remaining 76% of the shares it did not already hold in three companies which jointly own a land site in Gdansk, Poland. The initial land acquisition had been previously financed by Atrium and was presented as a long term loan to associate within the balance sheet caption “Other non current assets”. Post the share acquisitions and the assumption of control, the land, including its associated finance lease, is now presented at its fair value of €28.9 million. Please refer also to note 7.

6. Cash and cash equivalents

As at 30 June 2013, the Group held total cash and cash equivalents of €529.9 million (31 December 2012: €207.8 million). The Group held cash of €19.8 million (31 December 2012: €18.7 million) as backing for guarantees and/or other restricted cash issued by various banks on the Group’s behalf.

Additional information to the condensed consolidated cash flow statement regarding the acquisition of subsidiaries is as follows:

Acquisition of subsidiaries

30/6/2013
€’000
Development and land	28,863
Prepayments	6
Other receivables	10
Long term lease liabilities	(335)
Accrued expenditure	(19)
Other payables	(32)
Cash of subsidiary	51

7. Equity

As at 30 June 2013, the total number of ordinary shares issued was 374,520,898 (31 December 2012: 373,388,756 shares). During the six month period ended 30 June 2013, Atrium paid a dividend of €0.1 (6M 2012: €0.085) per ordinary share, which amounted to a total of €37.4 million (6M 2012: €31.7 million).

On 23 May 2013, Atrium established and the shareholders approved a new Employee Share Option Plan (“ESOP 2013”), under which Atrium’s Board of Directors or Compensation and Nominating Committee can grant share options to key employees, executive directors or consultants. The initial number of securities that can be issued on the exercise of options under the ESOP 2013 is limited to options representing 5,000,000, shares. Options must be granted within 10 years from ESOP 2013’s adoption. The exercise price on grant of options shall be the average market value over the 30 dealing days immediately preceding the date of grant unless otherwise determined by Atrium’s Board of Directors. Options will generally be exercisable in four equal and annual tranches from the date of grant and lapse on the tenth anniversary of the date of grant. Apart from existing commitments, no more grants will be made under the Atrium’s Employee Share Option Plan approved by the shareholders in April 2009 (“ESOP 2009”).

In January 2013, MD CE Holding Limited, a 100% owned subsidiary of Atrium, acquired the remaining 49% of the shares in Nokiton Investment Limited it did not already hold and now owns 100% of this entity and its subsidiaries. The total consideration paid and transaction costs amounted to €3.4 million.

In June 2013, MD CE Holding Limited, acquired the remaining 76% of the shares in Euro Mall Polska XVI Sp. z o.o., Euro Mall Polska XIX Sp. z o.o. and Euro Mall Polska XX Sp. z o.o. it did not already hold, through a two stage agreement and now owns 100% of these entities. The total consideration paid amounted to €2.5 million.

18

Interim Financial Statements

8. Borrowings

	30/6/2013		31/12/2012
	Net book	30/6/2013	Net book	31/12/2012
	value	Fair value	value	Fair value
	€’000	€’000	€’000	€’000
Bonds	539,284	545,100	193,958	202,505
Bank loans	340,209	341,189	343,103	345,378
Total	879,493	886,289	537,061	547,883

In April 2013, Atrium issued a €350 million unsecured seven year Eurobond, carrying a 4.0% coupon. The bond was rated BBB- by both S&P and Fitch, in line with Atrium’s own corporate rating, will mature on 20 April 2020 and the issue price was 99.569%.

The fair values of loans and bonds were determined by an external appraiser using discounted cash flow models, zero-cost derivative strategies for fixing the future values of market variables and option pricing models of the Black-Scholes type.

Fair values have been determined with reference to market inputs, the most significant of which are:

•	Quoted EUR yield curve;

•	Quoted CZK yield curve;

•	Volatility of EUR swap rates;

•	Spot exchange rates CZK/EUR; and

•	Fair values of effected market transactions.

Fair value measurements used for Bonds and Loans are categorised within Level 2 of the fair value hierarchy as described in IFRS 13.

The borrowings are repayable as follows:

	30/6/2013	31/12/2012
	Net book	Net book
	value	value
	€’000	€’000
Due within one year	75,305	74,986
In second year	6,774	6,557
In third to fifth years inclusive	343,993	347,089
After five years	453,421	108,429
Total	879,493	537,061

9. Derivatives

The Group entered into two interest rate swap contracts (“IRSs”) during 2011 in connection with two bank loans secured over newly acquired properties. These swaps exchange floating interest rates to fixed interest rates. The swaps are cash flow hedges which are designed to reduce the Group’s cash flow volitility from variable interest rates on the bank loans. The IRSs are measured at fair value using the discounted future cash flows method.

As at 30 June 2013 the IRSs are in a liability position, and have a fair value of €12.8 million (31 December 2012: €17.8 million). The fair value measurements of the IRSs are derived from inputs other than quoted prices in active markets. The inputs used to determine the future cash flows are the 3 month Euribor Forward curve and an appropriate discount rate. These used inputs are either directly (i.e. as prices) or indirectly (i.e. derived from prices) derived. Therefore, these IRSs are classified as Level 2 Fair value measurements under IFRS 13.

10. Other depreciation, amortisation and impairments

	1/1/2013-	1/1/2012-
	30/6/2013	30/6/2012
	€’000	€’000
Other depreciation and amortisation	949	684
Impairments	4,603	108
Total	5,552	792

11. Net financial expenses

	1/1/2013-	1/1/2012-
	30/6/2013	30/6/2012
	€’000	€’000
Interest income	1,974	1,955
Interest expense	(14,169)	(12,050)
Finance lease interest expense	(2,953)	(2,003)
Foreign currency differences	(4,746)	(1,750)
Net profit/(loss) from bond buy back	—	(1,519)
Impairment of financial instruments	(1,645)	(1,548)
Other financial expenses	(40)	(799)
Total	(21,579)	(17,714)

12. Taxation charge for the period

	1/1/2013-	1/1/2012-
	30/6/2013	30/6/2012
	€’000	€’000
Current period corporate income tax expense	(1,059)	(441)
Deferred tax charge	(8,489)	(13,774)
Adjustments to prior periods	(83)	—
Total	(9,631)	(14,215)

Interim Financial Report 30 June 2013    19

Interim Financial Statements

13. Segment reporting

Reportable segments

For the period ended	Standing investment segment	Development segment	Reconciling items	Total
30 June 2013	€’000	€’000	€’000	€’000
Gross rental income	101,130	—	—	101,130
Service charge income	38,136	—	—	38,136
Net property expenses	(42,989)	—	—	(42,989)
Net rental income	96,277	—	—	96,277
Net result on acquisitions and disposals	67	—	—	67
Costs connected with developments	—	(2,164)	—	(2,164)
Revaluation of investment properties	11,604	(4,091)	—	7,513
Other depreciation, amortisation and impairments	(4,174)	—	(1,378)	(5,552)
Administrative expenses	(5,853)	(810)	(6,190)	(12,853)
Net operating profit/(loss)	97,921	(7,065)	(7,568)	83,288
Net financial expense	(14,470)	(2,051)	(5,058)	(21,579)
Profit/(loss) before taxation for the period	83,451	(9,116)	(12,626)	61,709
Taxation credit/(charge) for the period	(9,539)	112	(204)	(9,631)
Profit/(loss) after taxation for the period	73,912	(9,004)	(12,830)	52,078
Investment properties	2,203,697	592,665	—	2,796,362
Segment assets	2,272,489	645,588	509,035	3,427,112
Segment liabilities	676,682	98,949	356,773	1,132,404

For the period ended	Standing investment segment	Development segment	Reconciling items	Total
30 June 2012	€’000	€’000	€’000	€’000
Gross rental income	96,157	—	—	96,157
Service charge income	37,162	—	—	37,162
Net property expenses	(41,582)	—	—	(41,582)
Net rental income	91,737	—	—	91,737
Net result on acquisitions and disposals	—	355	—	355
Costs connected with developments	—	(3,430)	—	(3,430)
Revaluation of investment properties	56,996	(24,018)	—	32,978
Other depreciation, amortisation and impairments	(554)	—	(238)	(792)
Administrative expenses	(4,911)	(319)	(6,985)	(12,215)
Net operating profit/(loss)	143,268	(27,412)	(7,223)	108,633
Net financial income/(expense)	(13,839)	(4,678)	803	(17,714)
Profit/(loss) before taxation for the period	129,429	(32,090)	(6,420)	90,919
Taxation charge for the period	(13,836)	(74)	(305)	(14,215)
Profit/(loss) after taxation for the period	115,593	(32,164)	(6,725)	76,704
Investment properties	2,147,455	567,480	—	2,714,935
Segment assets	2,233,143	616,399	239,402	3,088,944
Segment liabilities	667,627	109,032	8,047	784,706

20

Interim Financial Statements

14. Transactions with related parties

During the six month period ended 30 June 2013, 1,565,000 options were exercised, 90,000 options were granted and 68,332 options were returned to the option pool, out of the 5,130,959 options outstanding under ESOP 2009 as at 31 December 2012. The total number of outstanding options was 3,587,627 as at 30 June 2013.

In March 2013, the Compensation and Nominating Committee determined employee annual bonus payments for 2012. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of 625,000 which was settled partially by the guaranteed payment of 375,000 in cash and partially via the issuance of 34,958 new shares on 22 April 2013, at €4.539 per share, net of tax. These shares are not subject to any lock-up period.

In April 2013, Rachel Lavine exercised 1,000,000 fully vested employee share options and accordingly received 532,184 new shares, net of tax, as a result of a cashless exercise pursuant to a separate agreement with Atrium in accordance with the terms of ESOP 2009.

15. Contingencies

There were no significant changes in the contingencies of the Group to those reported in note 2.41 of the Annual Financial Report 2012. Atrium is involved in certain claims submitted by holders of Austrian Depositary Receipts alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 21 August 2013, the latest practicable date prior to authorization of this report, the aggregate amounts claimed in proceedings to which Atrium was then a party in this regard was approximately €14.3 million. The number of claims and amounts claimed are expected to fluctuate over time as proceedings develop, are dismissed, withdrawn or otherwise resolved.

The claims are at varying stages of development and are expected to be resolved over a number of years. While a provision has been recorded in respect of these proceedings, based on current knowledge and management assumptions and includes the estimated associated expenses, the actual outcome of the claims and the timing of their resolution cannot be estimated reliably by the Company at this time. Atrium rejects the claims and is defending them vigorously.

The continuing uncertainty in the various economies in which the Group has its operations and assets, especially the Eurozone and the developing markets in which the Group invests, could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not presently able to assess, with accuracy, the extent of any such changes.

Interim Financial Report 30 June 2013    21

Independent Review Report to Atrium European Real Estate Limited

Introduction

We have been engaged by Atrium European Real Estate Limited (“Atrium”) to review the condensed consolidated set of financial statements in the interim financial report for the six months ended 30 June 2013 which comprises the condensed consolidated statement of financial position as at 30 June 2013, the condensed consolidated income statement for the three month and six month periods ending 30 June 2013, the condensed consolidated statement of comprehensive income for the three month and six month periods ending 30 June 2013, the condensed consolidated cash flow statement and the consolidated statement of changes in equity for the six months ended 30 June 2013, and the related explanatory notes.

We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to Atrium in accordance with the terms of our engagement. Our review has been undertaken so that we might state to Atrium those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Atrium for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors.

As disclosed in note 2, the annual consolidated financial statements of Atrium are prepared in accordance with International Financial Reporting Standards as endorsed by the EU. The condensed consolidated set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 “Interim Financial Reporting” as endorsed by the EU.

Our responsibility

Our responsibility is to express to Atrium a conclusion on the condensed consolidated set of financial statements in the interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the six months ended 30 June 2013 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as endorsed by the EU.

Statement on the Group management report for the 6 month period ended 30 June 2013 and on director’s statement in accordance with § 87 Austrian Stock Exchange Act (BörseG)

We have read the Group management report and evaluated whether it does not contain any apparent inconsistencies with the condensed consolidated interim financial statements. Based on our evaluation, the Group management report does not contain any apparent inconsistencies with the condensed consolidated interim financial statements.

The interim financial information contains the statement by directors in accordance with § 87 par. 1 subpar. 3 Austrian Stock Exchange Act.

Heather J MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditor

37 Esplanade

St Helier

Jersey

JE4 8WQ

22 August 2013

Notes:

•

The maintenance and integrity of the Atrium European Real Estate Limited website is the responsibility of the directors, the work carried out by KPMG Channel Islands Limited does not involve consideration of these matters and, accordingly, KPMG Channel Islands Limited accept no responsibility for any changes that may have occurred to the condensed consolidated set of financial statements or review report since the 22 August 2013. KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 22 August 2013 which in any way extends this date.

•

Legislation in Jersey governing the preparation and dissemination of condensed consolidated financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the condensed consolidated financial statements are complete and unaltered in any way.

22

Directors, Group Executive Management, Professional Advisors and Principal Locations

Directors:		Registered office:
Chaim Katzman		11-15 Seaton Place
Rachel Lavine		St Helier
Joseph Azrack		Jersey
Noam Ben-Ozer		JE4 0QH
Peter Linneman
Simon Radford		Principal locations:
Dipak Rastogi		Czech Republic
Aharon Soffer		Manhattan Real Estate Management s.r.o.
Thomas Wernink		U Libeňského pivovaru 63/2, CZ-180-00
Andrew Wignall		Prague
Group Executive Management:		Hungary
Rachel Lavine	CEO	Manhattan Real Estate Management Kft
David Doyle	CFO (until 31/08/2013)	Bécsi út 154, HU-1032
Soňa Hýbnerová	CFO (from 01/09/2013)	Budapest
Nils-Christian Hakert	COO
Thomas Schoutens	CDO	The Netherlands
Geraldine Copeland-Wright	GC	Atrium European Management NV
World Trade Center, C tower, Strawinskylaan 941, 1077 XX
Administrator and Registrar:		Amsterdam
Aztec Financial Services (Jersey) Limited
11-15 Seaton Place		Poland
St Helier		Atrium Poland Real Estate Management Sp. z o.o.
Jersey		Al. Jerozolimskie 148, PL-02–326
JE4 0QH		Warsaw
Independent Auditors:		Romania
KPMG Channel Islands Limited		Atrium Romania Real Estate Management SRL
Chartered Accountants		Auchan Mall Office, Et.1, Office 2
37 Esplanade		560A Iuliu Maniu Boulevard
St Helier		Bucharest
Jersey
JE4 8WQ		Russia
OOO Manhattan Real Estate Management
Media Relations Advisor:		JAVAD Business Centre, The Triumph Palace
FTI Consulting		Chapaevskiy pereulok, Building 3, RU-125057
Holborn Gate, 26 Southampton Buildings		Moscow
London, WC2A 1PB, UK
How to contact us:
Website: www.aere.com
Analysts & Investors: ir@aere.com
Media: atrium@fticonsulting.com
General enquiries: atrium@aere.com
Cover photo:
Atrium Promenada shopping centre in Warsaw, Poland

Interim Financial Report 30 June 2013    23

ATRIUM
PROMENADA
Z MYŚLĄ O TOBIE
AJNOWSZE TRENDY
PECJALNIE DLA CIEBIE
alma
ELECTRO WORLD
H&M
mothercare
Royal Collection
ZARA